EXECUTION COPY
CONFIDENTIAL

PURCHASE AND SALE AGREEMENT

BY AND AMONG

GLOBE METALS ENTERPRISES, INC.,

CORE METALS GROUP HOLDINGS LLC

AND

THE SELLERS SET FORTH HEREIN

DATED MARCH 26, 2010

EXHIBITS

Exhibit A                                Escrow Agreement

Exhibit B                                Parent Guarantee

Exhibit C                                Sample Power Invoice

ANNEXES

Annex A                                Additional Defined Terms
Annex B                                Form of Joinder
Annex C                                Competitive Businesses and Products
Annex D                                Acknowledgement
Annex E                                Form of Unit Power

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is dated March 26, 2010 by and among Globe Metals Enterprises, Inc. (“Purchaser”), a corporation organized under the Laws of the State of Delaware, Core Metals Groups Holdings LLC (the “Company”), a limited liability company organized under the Laws of the State of Delaware and each of the Persons identified on Section 4.3(a) of the Sellers Disclosure Letter as a holder of units of limited liability company interests of the Company (each a “Seller,” collectively, “Sellers”).

W I T N E S S E T H:

WHEREAS, Sellers own, beneficially and of record, all of the issued and outstanding units of limited liability company interests of the Company (as more particularly described in Section 4.3) (collectively, the “Units”);

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, the Units pursuant to this Agreement; and

WHEREAS, it is the intention of the parties hereto that, upon consummation of the purchase and sale of the Units pursuant to this Agreement, Purchaser shall own all of the issued and outstanding units of limited liability company interests of the Company.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions

When used in this Agreement, the following terms shall have the respective meanings specified therefor below.

“Accounts Receivable” means all accounts, accounts receivable, notes, notes receivable, trade receivables, bonds, commissions, and other receivables and rights to payment of the Company and the Company Subsidiaries, in each case calculated in accordance with the policies and principles set forth on Section 1.1(b) of Sellers Disclosure Letter.

“Action” shall mean any action, complaint, petition, suit, arbitration or other proceeding, whether civil or criminal, at law or in equity, before any Governmental Entity relating to this Agreement or the transactions contemplated hereby.

“Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Laws” shall mean the Sherman Act, as amended; the Clayton Act, as amended; the Federal Trade Commission Act, as amended; and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including, but not limited to, the Competition Act (Canada).

“Assets” means all of Company’s and Company Subsidiaries’ right, title, and interest in and to all of the assets, properties and rights of every nature, kind and description, tangible and intangible (including goodwill), whether real, personal or mixed, whether accrued, contingent or otherwise and whether now existing or acquired prior to Closing, relating to or used or held for use in the operation of the Business.

“Business” means the entirety of the principal activities in which the Company and Company Subsidiaries are currently engaged, including without limitation the manufacture and sale of ferrovanadium, ferromolybdenum, ferrosilicon, fluorspar, and fluxes.

“Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

“Cash and Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, cash security deposits and other cash collateral posted with vendors, landlords and other parties, and any evidence of indebtedness issued or guaranteed by any Governmental Entity.

“Claims” shall mean any and all actions, causes of action, choses in action, complaints, defenses, administrative proceedings, investigations, suits, claims, proceedings or demands of any nature whatsoever, whether known or unknown, in law, equity or otherwise.

“Clean Team Members” shall mean Stephen Lebowitz, Brett Young, Adam Shulman, Mal Appelbaum, Arden Sims, Alan Kestenbaum, Arent Fox LLP and KPMG LLP.

“Closing Cash” shall mean the aggregate book balance of Cash and Cash Equivalents of the Company and the Company Subsidiaries calculated in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements as of 11:59 P.M. on the Business Day immediately prior to the Closing Date, if any.

“Closing Indebtedness” shall mean the aggregate amount outstanding of Indebtedness of the Company and its Subsidiaries as of 11:59 pm on the Business Day immediately prior to the Closing Date.

“COBRA” shall mean Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

“Company LLC Agreement” shall mean that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 4, 2009.

“Company Transaction Expenses” shall mean (a) all expenses of the Company and the Company Subsidiaries incurred or to be incurred (prior to and through the Closing Date) in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby and the Closing, including fees and disbursements of attorneys, accountants and other advisors and service providers, payable by the Company or the Company Subsidiaries (prior to and through the Closing Date) pursuant to Section 9.1 and which have not been paid as of the Closing Date, and (b) the Success Top-up Bonuses and accrued Employee Incentive Bonuses, in each case, to the extent not paid by the Company as of 11:59 pm on the Business Day immediately prior to the Closing Date; provided, that Indebtedness Consent Expenses shall not constitute, or be included in the calculation of, Company Transaction Expenses.

“Contract” shall mean any agreement, contract or instrument, whether written or oral, including all amendments thereto.

“Contract Purchase Price” shall mean $52,000,000.

“Dollars Charged” shall mean, in the context of a Power Invoice from the Tennessee Valley Authority (the “TVA”) (see the example attached hereto as Exhibit C) the difference of (a) the Total Amount Due/Credit Due from page 1 of such Power Invoice, less (b) the sum (if any) of (x) Prepayment Received, (y) Interest Accrued on Cash Deposits Per TVA-00056127 SUPP. No. 7, and (z) Early Payment Credit, each from the Other Charges section of such Power Invoice.

“E&Y” shall mean Ernst & Young LLP.

“E&Y Audit Cash Payment” shall mean all the $62,000 in aggregate cash payments made by the Company and/or the Company Subsidiaries to E&Y since February 1, 2010.

“Employee Incentive Bonuses” shall mean the aggregate amount of all payments to be made to Company Employees pursuant to the Company’s Performance Award Plan.

“Environmental Law” shall mean any Law, Order, or other requirement of Law, relating to the protection of the environment, including common law nuisance, property damage and similar common law theories, or the manufacture, use, transport, treatment, storage, disposal, release or threatened release of petroleum products or any substance listed, classified or regulated as hazardous or toxic, or any similar term, under such Law, Order or other requirement of Law.

“Escrow Agent” shall mean Arent Fox LLP.

“Escrow Agreement” shall mean the Escrow Agreement in the form of Exhibit A hereto to be entered into by and among Purchaser, Sellers’ Representative and the Escrow Agent at Closing.

“EOIP” shall mean the Company’s Employee Ownership and Incentive Plan.

“EOIP Aggregate Percentage” shall mean 4.0425%.

“EOIP Holdback Payment” shall mean the amount of unexpended funds withheld from the Initial Purchase Price by Sellers’ Representative, if any, owing to the EOIP Holders from Sellers’ Representative pursuant to the Sellers’ Representative Agreement.

“GAAP” shall mean generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

“Governmental Entity” shall mean any domestic or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange.

“Indebtedness” of any Person shall mean (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, or (c) any accrued and unpaid interest owing by such Person with respect to any indebtedness of a type described in clauses (a) or (b); provided, that Indebtedness shall not include capitalized lease obligations, current accounts payable to trade creditors, accrued expenses arising in the Ordinary Course of Business consistent with past practice, the endorsement of negotiable instruments for collection in the Ordinary Course of Business and Indebtedness owing from the Company to any Company Subsidiary or from any Company Subsidiary to the Company.

“Initial Purchase Price” shall mean an amount equal to the sum of (a) the Contract Purchase Price, (b) plus or minus, as the case may be, the Estimated Working Capital Adjustment, (c) plus the Estimated Closing Cash, (d) minus the Estimated Closing Indebtedness, (e) minus the aggregate amount, if any, of Company Transaction Expenses and (f) minus the Purchase Price Escrow Amount.

“Intellectual Property” shall mean any of the following (a) patents and patent applications, (b) registered and unregistered trademarks and service marks, pending trademark and service mark registration applications, including intent-to-use registration applications, (c) registered and unregistered copyrights and applications for registration thereof, (d) Internet domain names, (e) trade secrets and (f) trade names.

“Inventories” means all inventories of supplies, raw materials, work-in-process, finished products, goods, replacement and component parts, and other similar materials or property of the Company and Company Subsidiaries used in connection with the Business, including Inventories held at any location controlled by the Company and Company Subsidiaries and elsewhere, including Inventories previously purchased and in transit to the Company and Company Subsidiaries, in each case, calculated in accordance with the policies and procedures set forth on Section 1.01(b) to the Sellers Disclosure Letter.

“Law” shall mean any statute, law, ordinance, rule, order or judgment (whether temporary, preliminary or permanent and whether consensual or non-consensual), regulation, writ, standards, code or directive, any duties imposed under common law, writ, any judicial or administrative decree, binding directives, notices, any binding request or demand proclamation, or injunction of any regulatory agency, court or tribunal, issued, enforced or administered by any Governmental Entity.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any liens, security interests, charges, equitable interests or mortgages, encumbrances, deeds of trust, other consensual liens, judgment liens, pledges, assignments, liens for delinquent real property taxes or assessments, ground leases, rights of possession, other tax liens or statutory liens, mechanics’ liens, materialmen’s liens, easements, covenants, conditions, restrictions, consent orders, leases, subleases, licenses, rights of way, conditional sales contracts, warrants, options, calls, rights of first refusal or rights of first offer, or any other vested or contingent right or claim of any party other than the Company or any Affiliate of the Company that is (or that without further action by the Company or any Company Subsidiary would become) superior to the Company’s or a Company Subsidiary’s right, title or interest in and to any Asset.

“Loss” or “Losses” shall mean any and all Claims, judgments, awards, Liabilities, losses, obligations, debts, sums of money, costs or damages, including reasonable attorneys’ fees and, accountants’, experts’ and investigators’ expenses.

“Material Adverse Effect” shall mean any change or effect having a material adverse effect on the results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole; provided, however, that changes or effects relating to: (a) adverse changes in global economic or political conditions or the global financing, banking, currency or capital markets in general; (b) any adverse changes in Laws or Orders or interpretations thereof or changes in GAAP accounting requirements or any other change or effect arising out of or relating to any proceeding, Action or Order before a Governmental Entity; (c) any adverse changes generally affecting the industries or markets in which the Company or the Company Subsidiaries conduct the Business, including as a result of any natural disaster, terrorism, industrial sabotage or war (whether or not declared) whether or not occurring or commenced before or after the date of this Agreement; provided, that such changes do not have a disproportionately negative impact on the Company and the Company Subsidiaries, taken as a whole, or TAC as compared to other companies in the industry, markets or geographic areas in which the Company and the Company Subsidiaries operate; (d) the announcement, execution, pendency or performance of this Agreement or the transactions contemplated hereby or any communication by Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to any of the businesses of the Company and the Company Subsidiaries including (i) losses or threatened losses of, or any adverse change in the relationship with, employees, customers, suppliers, distributors, financing sources, joint venture partners, licensors, licensees or others having relationships with the Company or any of the Company Subsidiaries (other than any such losses or threatened losses resulting from a disclosure by any Seller or Company Employee in violation of any confidentiality obligation owing to Purchaser, Sellers, the Company and/or any Company Subsidiary) and (ii) the initiation of litigation by any Person (other than a Governmental Entity) with respect to this Agreement or any of the transactions contemplated hereby, other than any litigation or administrative proceeding where (x) an injunction or other equitable relief to prevent this Transaction is being sought, with a reasonable likelihood of success or (y) material direct damages are sought, with a reasonable likelihood of success; (e) the consummation of the transactions contemplated by this Agreement or any actions by Purchaser or the Company taken pursuant to this Agreement or in connection with the transactions contemplated hereby; (f) any material action required to be taken under any Law or Order or any existing Contract disclosed on the Sellers Disclosure Letter by which the Company or any of the Company Subsidiaries (or any of their respective properties) is bound; (g) any failure by the Company or any of the Company Subsidiaries to meet any internal projections or forecasts; or (h) any matter disclosed to Purchaser on the Sellers Disclosure Letter as of the date of this Agreement, in the case of each such matter described in the foregoing clauses (a) through (g) shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred. For the avoidance of doubt, a “Material Adverse Effect” shall be measured only against past performance of the Company and the Company Subsidiaries, and not against any forward-looking statements, financial projections or forecasts of the Company and the Company Subsidiaries.

“Mexican GAAP” means Mexican generally accepted accounting principles consistently applied, as in effect from time to time.

“Monetary Lien” means any Lien that would be extinguished automatically, that the holder of which has agreed to discharge and release, or that the holder of which would be obligated to discharge and release, in each case upon payment of a sum of money, excluding, however, Liens for Taxes not yet due and payable and inchoate mechanic’s liens or materialman’s liens.

“Net Proceeds” shall mean the Initial Purchase Price minus any amounts withheld from the Initial Purchase Price by Sellers’ Representative pursuant to the Sellers’ Representative Agreement.

“Order” shall mean any judgment, order (whether temporary, preliminary or permanent and whether consensual or nonconsensual), ruling, decision, verdict, injunction, decree, writ, subpoena, mandate, command, directive, consent, approval, award, permit or license or any determination or finding by, before, or under the supervision of any Governmental Entity or any arbitrator, mediator, or other quasi-judicial or judicially sanctioned Person or entity.

“Ordinary Course of Business” means the normal manner of operation and conduct of the Company and Company Subsidiaries and the Business, consistent with the Company’s and Company Subsidiaries’ past custom and practice (including quantity and frequency).

“Ospraie Directors” shall mean Elliot Rothstein, John Duryea and Pietro Cinquegrana.

“Ospraie Management Agreement” shall mean that certain Management Agreement, dated February 13, 2008, by and among, Ospraie Advisors, L.P., Ospraie Management, LLC and the Company.

“Ospraie Sellers” shall mean Ospraie Special Opportunities Master Alternative Holdings LLC, The Ospraie Fund L.P. and Ospraie Holdings, Inc.

“Parent Guarantee” shall mean that certain Parent Guarantee in the form of Exhibit B hereto, dated the date hereof, by and among Globe Specialty Metals, Inc., Sellers’ Representative and Purchaser.

“Payment Side Letter” shall mean that certain letter agreement to be entered into at the Closing by Sellers’ Representative and Purchaser in respect of certain third-party payments.

“Permitted Liens” shall mean (a) statutory Liens or other Liens arising automatically by operation of law and securing payments not yet due, including inchoate mechanics’ Liens or inchoate materialmens’ Liens, provided in all such cases that an adequate reserve has been established in accordance with GAAP for the payments secured by such Liens and that such payments are reflected in current liabilities, (b) Liens for Taxes not yet due and payable or for current Taxes that may thereafter be paid without penalty or which are being contested in good faith and by appropriate proceedings and where an adequate reserve has been established in accordance with GAAP and is reported as a current liability, excluding, for purposes of this clause (b), any delinquent real property taxes, special assessments, water and sewer rents, or other amounts assessed against the Company or any Company Subsidiary by virtue of its holding title to a Parcel, (c) the Liens of any mortgage, deed of trust or Uniform Commercial Code or Personal Property Security Act registrations for personal property in any jurisdiction relating to security interests in personal property securing Closing Indebtedness, provided such Closing Indebtedness is paid in full at or prior to Closing as required herein and provided further that such Liens are released to Purchaser’s satisfaction at or prior to Closing, (d) Liens created by licenses granted in the Ordinary Course of Business in any Intellectual Property, (e) Liens evidenced or perfected by documents that are either included as exceptions to title in the Updated Title Reports and/or that Seller has provided or made available to Purchaser as part of the Title Information (but excluding any defaults under such Liens) provided same are complied with except as would not be reasonably likely to have a Material Adverse Effect; (f) any other Liens not described in clauses (a) through (e) above created by this Agreement or by the actions of Purchaser except as aforesaid; and (g) any and all other Liens which would not be reasonably likely to have a Material Adverse Effect; provided, however, that “Permitted Liens” does not include any Monetary Liens, all of which shall be discharged and released at Closing pursuant to the terms of this Agreement.

“Person” shall mean and include an individual, a partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization, a group and a Governmental Entity.

“Power Rate” shall mean an amount equal to the quotient of (a) the sum total of Dollars Charged by the TVA during the period divided by (b) the sum total of the KWh consumed during the same period as identified as Energy Charges from page 1 of the same Power Invoice as the Dollars Charged.  Both the dollar amount in (a) and the quantity of KWh in (b) are based on the actual billing from the TVA.

“Pro Rata Portion” shall mean, with respect to each Seller and/or EOIP Holder, the percentage set forth opposite each Person’s name on Section 1.1(a) of the Sellers Disclosure Letter.

“Property Condition Reports” means (i) all material capital needs assessments, capital improvement plans, operation and maintenance plans, engineering reports and other assessments or evaluations regarding the physical condition of the Parcels; and (ii) any material budgets or expense plans, projections or analyses addressing the cost of remediation, renovation or extraordinary maintenance to or on the Parcels, in either case, to the extent the same are, to the Knowledge of the Company, in the possession or control of the Company or any Company Subsidiary.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Aggregate Percentage” shall mean 95.9575%.

“Sellers’ Representative” shall mean Ospraie Special Opportunities Master Alternative Holdings LLC.

“Sellers’ Representative Agreement” shall mean that certain Sellers’ Representative Agreement, dated the date hereof, by and among Sellers’ Representative, Sellers and the EOIP Holders

“Solvent” shall mean, with respect to any Person, that (a) the property of such Person, at a present fair saleable valuation, exceeds the sum of its debts (including contingent and unliquidated debts); (b) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable liability on its debts as they become due; (c) such Person has adequate capital to carry on its business; (d) such Person has the ability to pay, and is paying, debts in the Ordinary Course of Business other than as a result of bona fide dispute; and (e) having the ability to pay, and paying, its debts as they become due. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured liabilities.

“Subsidiary”, with respect to any Person, shall mean (a) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Success Top-up Bonuses” shall mean the aggregate amount of all payments to be made to Company Employees pursuant to the Company’s Project Everest Success Fee Program in connection with the transactions contemplated hereby.

“TAC” shall mean Tennessee Alloys Company LLC.

“Target Working Capital” shall mean $13,500,000.

“Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States, Canadian, Mexican, federal, state, provincial, local, municipal, foreign and other income, gross receipts, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property (real or personal), excise, severance, windfall profits, stamp, license, payroll, withholding, employment, premium, environmental, social security (or similar), unemployment, disability, transfer, registration, value added, alternative or add-on minimum and other taxes, Canada Pension Plan, employer health tax, workers’ compensation assessments and experience rating adjustments, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

“Title Agent” means the Commercial Services Division of Commonwealth Land Title Insurance Company in Washington, DC, and/or such other closing agents as Purchaser may designate for purposes of receiving payments of Closing Indebtedness and coordinating the release of Liens relating thereto.

“Title Information” shall mean all of the following that, to the Knowledge of the Company, is in the possession of the Company, any Company Subsidiary or the Sellers’ Representative: (a) title insurance policies (including all endorsements), title commitments, title reports and title abstracts relating to the Parcels or any portion thereof; (b) copies of any documents referred to in any such title insurance policies, title commitments, title reports or title abstracts; (c) copies of any deeds, easements, dedications or other conveyances or grants to or from the Company, any Company Subsidiary or any other Person to whom the Company or any Company Subsidiary has succeeded (by grant, by operation of law or otherwise) in title to any real property; and (d) any ALTA/ACSM surveys, boundary surveys or plats relating to the Parcels or any portion thereof.

“Transaction Documents” shall mean all documents delivered by any of the Company, Purchaser or any Seller on the date hereof or in connection with the Closing (including the Parent Guarantee, the Escrow Agreement and the Joinder).

“Updated Title Reports” shall mean the Commitments for Title Insurance issued by the Title Agent and referenced in Section 4.17(a) of the Sellers Disclosure Letter.

“Working Capital” shall mean an amount equal to the sum of (a) current assets of the Company and the Company Subsidiaries (calculated as the sum of (i) Accounts Receivables; (ii) Inventories and (iii) other current assets (other than other than Cash and Cash Equivalents)), (b) plus the $385,000 cash deposit held by the TVA, (c) plus E&Y Audit Cash Payments, (d) minus current liabilities of the Company and the Company Subsidiaries (calculated as the sum of (x) accounts payable and (y) other current liabilities (other than liabilities (A) accrued for Employee Incentive Bonuses or (B) related to item 4 on Section 4.12 of the Sellers Disclosure Letter)), and (e) minus $500,000, in each applicable case, as determined in accordance with the GAAP applied on a basis consistent with the Financial Statements and the policies and principles set forth on Section 1.1(b) of the Sellers Disclosure Letter.

“2008 Purchase Agreement” shall mean the Purchase and Sale Agreement by and between the seller thereunder and Project Metals Acquisition LLC dated as of February 13, 2008.

Section 1.2. Additional Defined Terms.

In addition to the terms defined in Section 1.1, additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated on Annex A.

Section 1.3. Construction.

In this Agreement, unless the context otherwise requires:

(a) references in this Agreement to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication;

(b) the phrases “delivered” or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Purchaser, material that has been posted, retained and thereby made available to Purchaser through the on-line “virtual data room” established by the Company);

(c) words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d) references to Articles, Sections, Annexes, Sections of the Sellers Disclosure Letter, the Preamble and Recitals are references to articles, sections, annexes, disclosure schedules, the preamble and recitals of this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(e) references to “day” or “days” are to calendar days;

(f) references to “the date hereof” shall mean as of the date of this Agreement;

(g) the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(h) this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(i) “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import; and

(j) references to dollars or “$” are to United States of America dollars.

Section 1.4. Annexes and the Sellers Disclosure Letter

The annexes (the “Annexes”) and the Sellers Disclosure Letter are incorporated into and form an integral part of this Agreement.

Section 1.5. Knowledge

(a)  When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of the Company” or words of similar import, it shall mean, unless otherwise noted herein, the current, actual knowledge of the individuals set forth in Section 1.5(a) of the Sellers Disclosure Letter, after such inquiry as such Persons would normally conduct in the ordinary course of their duties to the Company or the Ospraie Sellers, as applicable.  Where any representation, warranty or other provision in this Agreement refers to notice or written notice having been delivered or received by Sellers, the Company or any of the Company Subsidiaries, or any of their respective Affiliates, such representation, warranty or other provision shall be interpreted to include only any notice to the individuals listed in the immediately preceding sentence or any notice of which one of such individuals has actual knowledge, without any implication that any such Person has made any inquiry or investigation as to the sending or receipt of such notice.

(b) When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of Purchaser” or words of similar import, it shall mean the current, actual knowledge of the individuals set forth in Section 1.5(b) of the Sellers Disclosure Letter, after such inquiry as such Persons would normally conduct in the ordinary course of their duties to Purchaser.

ARTICLE II

SALE OF UNITS

Section 2.1. Sale of Units

(a)  On the terms and subject to the conditions set forth in this Agreement, Sellers shall sell, assign, transfer and deliver to Purchaser on the Closing Date good title to the Units, free and clear of Liens (other than any Liens automatically created by Purchaser at the Closing by virtue of existing Purchaser or Purchaser Affiliate credit facilities) and Purchaser shall purchase from Sellers on the Closing Date, the Units.  Sellers shall take such action as is reasonably necessary and legally required to reflect the sale, assignment, transfer and delivery of the Units on the books and records of the Company and to provide Purchaser with such evidence of the same as is legally required or as Purchaser shall reasonably request.

(b) Purchaser has delivered to Sellers’ Representative, in conjunction with its execution of this Agreement, the Parent Guarantee, in favor of Sellers’ Representative, on behalf of Sellers, of Purchaser’s obligations of payment and performance under this Agreement.

Section 2.2. Purchase Price; Delivery of Funds; Payment of Indebtedness and Company Transaction Expenses

(a)  At least two (2) Business Days, but not more than seven (7) Business Days prior to the Closing Date, Sellers shall cause the Company to prepare and deliver to Purchaser, a statement (the “Estimated Closing Statement”) setting forth (i) the Company’s estimate of the amount of the Closing Indebtedness (the “Estimated Closing Indebtedness”), (ii) the Company’s estimate of the amount of the Closing Cash (the “Estimated Closing Cash”), (iii) the Company’s estimate of the amount of the Company Transaction Expenses, (iv) the Company’s estimate of the Working Capital (the “Estimated Working Capital”) and (v) the Company’s estimate of the amount, if any, by which the Target Working Capital differs from the Estimated Working Capital (the “Estimated Working Capital Adjustment”), in each case, as of 11:59 pm on the Business Day immediately prior to the Closing Date, which shall quantify in reasonable detail the items constituting such Closing Indebtedness, such Closing Cash, such Company Transaction Expenses, and such Estimated Working Capital, and in each case calculated in accordance with the terms of this Agreement.  The Estimated Closing Statement shall be prepared in accordance with GAAP applied on a basis consistent with the Financial Statements and the policies and principles set forth on Section 1.1(b) of the Sellers Disclosure Letter.  Any portion of Closing Indebtedness that is secured by a Lien shall be, for purposes of calculating Estimated Closing Indebtedness as required above, the amount set forth in the applicable payoff letter to be delivered for such Indebtedness pursuant to Section 2.4(b) below.

(b) At the Closing, Purchaser shall pay to Sellers’ Representative, on behalf of Sellers, in full consideration for the purchase by Purchaser of free and clear title to the Units (other than any Liens automatically created by Purchaser at the Closing by virtue of existing Purchaser or Purchaser Affiliate credit facilities), the Initial Purchase Price, by wire transfer of immediately available funds to the account of Sellers’ Representative, such account to be notified by Sellers’ Representative in writing to Purchaser at least three (3) Business Days prior to the Closing Date.  Sellers’ Representative shall (i) disburse the Net Proceeds in accordance with Section 2.2(b) of the Sellers Disclosure Letter, which schedule shall include payments to CMG (the “EOIP Payment”) so that CMG will, on behalf of the Company, satisfy the Company’s obligations under the EOIP (the “EOIP Holders”) and (ii) disburse the portion of the Net Proceeds allocated to each Seller by means of a wire transfer of immediately available funds to an account designated by such Seller to Sellers’ Representative prior to, on, or after the Closing.  The portion of the Net Proceeds allocated to each EOIP Holder and paid to CMG, for the benefit of the EOIP Holders, by Sellers’ Representative shall be paid to the account of such EOIP Holder, at least two (2) Business Days, but not more than seven (7) Business Days after CMG’s receipt of the EOIP Payment, by means of a wire transfer of immediately available funds, subject to Section 2.2(g).

(c) Subject to Sellers’ delivery of the payoff letters as required below, at the Closing, Purchaser shall pay to the holders of the Closing Indebtedness (or, if Purchaser so elects with respect to any Closing Indebtedness secured by a recorded Lien, to the Title Agent) an amount sufficient to repay all such Indebtedness, with the result that immediately following the Closing there will be no further monetary obligations of the Company or any of the Company Subsidiaries with respect to any Closing Indebtedness outstanding immediately prior to the Closing.

(d) At the Closing, Purchaser shall pay all Company Transaction Expenses as set forth in the Estimated Closing Statement, in each case by wire transfer of immediately available funds pursuant to written instructions provided to Purchaser by Sellers’ Representative concurrently with the delivery of the Estimated Closing Statement.

(e) At the Closing, Purchaser shall establish and deposit $1,350,000 (the “Purchase Price Escrow Amount”) into an escrow account (the “Purchase Price Escrow Account”) to provide a partial source for payment of any amounts that become due and payable to Purchaser from Sellers pursuant to Section 2.3 with the Escrow Agent to serve in accordance with the Escrow Agreement to be executed at the Closing.

(f) Notwithstanding anything herein to the contrary, and notwithstanding provisions in this Agreement that facilitate Sellers’ Representative’s payment of Sellers’ obligations to the following, Purchaser shall not be responsible for any liability under the EOIP, the Project Everest Success Fee Plan, or the Company’s Performance Award Plan.

(g) Notwithstanding any provision hereof to the contrary, the Company and/or one or more of the Company Subsidiaries shall deduct and withhold from any consideration otherwise payable to each EOIP Holder under the terms of this Agreement through its normal payroll procedures, such amounts as it is required to deduct and withhold pursuant to any provision of Law related to or regarding Taxes.  To the extent that amounts are so withheld by the Company and/or any of the Company Subsidiaries under any provision of this Agreement, such withheld amounts shall be remitted by the Company and/or any of the Company Subsidiaries to the applicable Governmental Entity in accordance with applicable Law.

Section 2.3. Determination of Purchase Price Adjustment

(a)  Promptly after the Closing Date, and in any event not later than thirty (30) days following the Closing Date, Purchaser shall cause the Company to prepare and deliver to Sellers’ Representative, in each case, as of 11:59 pm on the Business Day immediately prior to the Closing Date, (i) an unaudited consolidated balance sheet of the Company (the “Closing Balance Sheet”), and (ii) a statement (the “Closing Statement”) setting forth Purchaser’s good faith calculations (the “Purchaser’s Proposed Calculations”) of (A) the amount of the Closing Indebtedness, (B) the amount of any Company Transaction Expenses not otherwise paid by the Company prior to the Closing Date, deducted from the Initial Purchase Price or included in the calculation of the Closing Working Capital, (C) the amount of the Closing Cash, (D) the Working Capital of the Company (the “Closing Working Capital”), (E) the amount, if any, by which the Target Working Capital differs from the Closing Working Capital (the “Working Capital Adjustment”) and (F) a recalculation of the Initial Purchase Price based on such amounts and the provisions of this Section 2.3(a).  Purchaser’s Proposed Calculations shall be made in accordance with GAAP applied on a basis consistent with the Financial Statements and the policies and principles set forth in Section 1.1(b) of the Sellers Disclosure Letter and in the same manner and in accordance with the same principles utilized in Section 2.2(a); in the event of any conflict between such principles and GAAP the principles set forth in Section 1.1(b) of the Sellers Disclosure Letter and the principles and procedures utilized in Section 2.2(a) shall control.  Upon delivery of the Closing Balance Sheet and Purchaser’s Proposed Calculations by Purchaser, Purchaser shall cause the Company to provide Sellers’ Representative and its Representatives with reasonable access to the Company’s auditors and accounting and other personnel and to the books and records of the Company, as the case may be, and any other document or information reasonably requested by Sellers’ Representative, in order to allow Sellers’ Representative to determine if Sellers’ Representative agrees with the determination by Purchaser of Purchaser’s Proposed Calculations.

(b) In the event that Sellers’ Representative does not object to the Closing Balance Sheet or Purchaser’s Proposed Calculations by written notice of objection (the “Notice of Objection”) delivered to Purchaser within thirty (30) days after Sellers’ receipt of the Closing Balance Sheet and Purchaser’s Proposed Calculations, the recalculation of the Initial Purchase Price pursuant to Purchaser’s Proposed Calculations shall be deemed final and binding. A Notice of Objection under this Section 2.3(b) shall set forth in reasonable detail Sellers’ Representative’s alternative calculations of (i) the amount of the Closing Indebtedness, (ii) the amount of any Company Transaction Expenses not otherwise paid by the Company on or prior to the Closing Date, deducted from the Initial Purchase Price or included in Purchaser’s Proposed Calculations, (iii) the amount of the Closing Cash, (iv) the Closing Working Capital and the Working Capital Adjustment calculated by reference thereto and (v) a recalculation of the Initial Purchase Price based on such amounts.

(c) If Sellers’ Representative delivers a Notice of Objection to Purchaser within the thirty (30) day period referred to in Section 2.3(b), then (i) any amount of the adjustment to the Initial Purchase Price (or other amount subject hereto) that is not in dispute on the date such Notice of Objection is given shall be treated as final and binding and (ii) any dispute (all such disputed amounts, the “Disputed Amounts”) shall be resolved as follows:

(i) Sellers’ Representative and Purchaser shall promptly endeavor in good faith to resolve the Disputed Amounts listed in the Notice of Objection. In the event that a written agreement determining the Disputed Amounts has not been reached within twenty (20) Business Days (or such longer period as may be agreed by Sellers’ Representative and Purchaser) after the date of receipt by Purchaser from Sellers’ Representative of the Notice of Objection, the resolution of such Disputed Amounts shall be submitted to Deloitte & Touche LLP (the “Arbitrator”);

(ii) Sellers’ Representative and Purchaser shall use their commercially reasonable efforts to cause the Arbitrator to render a decision in accordance with this Section 2.3(c) along with a statement of reasons therefor within thirty (30) days of the submission of the Disputed Amounts, or a reasonable time thereafter, to the Arbitrator. The decision of the Arbitrator shall be final and binding upon each party hereto and the decision of the Arbitrator shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover;

(iii) in the event Sellers’ Representative and Purchaser submit any Disputed Amounts to the Arbitrator for resolution, Sellers and Purchaser shall each pay their own costs and expenses incurred under this Section 2.3(c).  Sellers shall be responsible for that fraction of the fees and costs of the Arbitrator equal to (1) the absolute value of the difference between Sellers’ aggregate position with respect to the Disputed Amounts and the Arbitrator’s final determination with respect to the Disputed Amounts over (2) the absolute value of the difference between Sellers’ aggregate position with respect to the Disputed Amounts and Purchaser’s aggregate position with respect to the Disputed Amounts, and Purchaser shall be responsible for the remainder of such fees and costs; and

(iv) the Arbitrator shall act as an arbitrator to determine, based upon the provisions of this Section 2.3(c), only the Disputed Amounts and the determination of each amount of the Disputed Amounts shall be made in accordance with the procedures set forth in Section 2.2(a) and, in any event shall be no less than the lesser of the amount claimed by either Sellers’ Representative or Purchaser, and shall be no greater than the greater of the amount claimed by either Sellers’ Representative or Purchaser.

(d) Upon the determination, in accordance with Section 2.3(b) or Section 2.3(c), of the final calculations of the amounts of the Closing Indebtedness, the Company Transaction Expenses not otherwise paid by the Company prior to the Closing Date, deducted from the Initial Purchase Price or included in Purchaser’s Proposed Calculation of the Closing Working Capital, the Closing Cash, the Closing Working Capital and the Working Capital Adjustment calculated by reference thereto and in accordance with Section 2.3(a), the Initial Purchase Price shall be recalculated using such finally determined amounts in lieu of the amounts used in the Closing Statement.  The term “Final Purchase Price” means the result of such recalculation of the Initial Purchase Price, and, for the avoidance of doubt, shall not include the Purchase Price Escrow Amount.  If the Final Purchase Price is greater than the Initial Purchase Price, then Purchaser shall be obligated to (i) pay to Sellers’ Representative, on behalf of Sellers, such deficiency at least two (2) Business Days, but not more than seven (7) Business Days, after the determination of the Final Purchase Price and (ii) take all actions required pursuant to Section 2.2(g) to disburse to Sellers and the EOIP Holders the Purchase Price Escrow Amount.  If the Final Purchase Price is less than the Initial Purchase Price, then Sellers’ Representative, on behalf of Sellers, shall be obligated to pay to Purchaser such deficiency at least two (2) Business Days, but not more than seven (7) Business Days, after the determination of the Final Purchase Price.  The amount payable by Sellers’ Representative, on behalf of Sellers, or Purchaser pursuant to this Section 2.3(d) is referred to herein as the “Purchase Price Adjustment” and shall be treated as such for Federal, state, local and foreign income tax purposes.

(e) If the Final Purchase Price is greater than the Initial Purchase Price, the Purchaser shall, at least two (2) Business Days, but not more than seven (7) Business Days, after the determination of the Final Purchase Price, (i) pay by wire transfer of immediately available funds, to the account of Sellers’ Representative an amount in cash (the “Final Unit Payment”) equal to the Seller Aggregate Percentage multiplied by the Purchase Price Adjustment and (ii) cause the Company to pay by wire transfer of immediately available funds to the account of each EOIP Holder an amount in cash equal to such EOIP Holder’s Pro Rata Portion of the Purchase Price Adjustment, subject to Section 2.2(g), and such payments shall fully satisfy Purchaser’s obligation to pay the Contract Purchase Price. In addition, Sellers’ Representative and Purchaser shall, at least two (2) Business Days, but not more than seven (7) Business Days, after the determination of the Final Purchase Price, issue joint written instructions to the Escrow Agent instructing the Escrow Agent to remit by wire transfer of immediately available funds within three (3) Business Days after receipt of such joint written instruction (x) to the account of each Seller, such Seller’s Pro Rata Portion of the Purchase Price Escrow Amount and (y) to the Company, the Purchase Price Escrow Amount multiplied by the EOIP Holder Aggregate Percentage. The Company shall, at least two (2) Business Days, but not more than seven (7) Business Days, after receiving the portion of the Purchase Price Escrow Amount determined pursuant to clause (y) of the immediately preceding sentence, deposit, or cause one or more of the Company Subsidiaries to deposit, to the account of each EOIP Holder the amount of such EOIP Holder’s Pro Rata Portion of the Purchase Price Escrow Amount, subject to Section 2.2(g).

(f) If the Final Purchase Price is less than the Initial Purchase Price: (i) Sellers’ Representative and Purchaser shall, at least two (2) Business Days, but not more than seven (7) Business Days, following the determination of the Purchase Price Adjustment pursuant to Section 2.3(d), issue joint written instructions to the Escrow Agent instructing the Escrow Agent to remit to Purchaser, by wire transfer of immediately available funds within three (3) Business Days after receipt of such joint written instruction, to the account of Purchaser, all or part of the Purchase Price Adjustment up to a maximum amount equal to the Purchase Price Escrow Amount; (ii) if the Purchase Price Adjustment is greater than the Purchase Price Escrow Amount (such difference being referred to as the “Excess Purchase Price Adjustment”), each Seller and EOIP Holder shall, at least two (2) Business Days, but not more than seven (7) Business Days, following the determination of the Purchase Price Adjustment pursuant to Section 2.3(d), pay (without interest), by wire transfer of immediately available funds to the account of Purchaser, its Pro Rata Portion of the Excess Purchase Price Adjustment; and (iii) if the Purchase Price Adjustment is less than the Purchase Price Escrow Amount (such difference being referred to as the “Remaining Escrow Amount”), Sellers’ Representative and Purchaser shall, at least two (2) Business Days, but not more than seven (7) Business Days, following the determination of the Purchase Price Adjustment pursuant to Section 2.3(d), issue joint written instructions to the Escrow Agent instructing the Escrow Agent to remit by wire transfer of immediately available funds within three (3) Business Days after receipt of such joint written instruction, (x) to the account of each Seller, such Seller’s Pro Rata Portion of the Remaining Escrow Amount and (y) to the Company, the Remaining Escrow Amount multiplied by the EOIP Aggregate Percentage, which shall in turn distribute, or cause one or more of the Company Subsidiaries to distribute, subject to Section 2.2(g), to each EOIP Holder an amount in cash equal to such EOIP Holder’s Pro Rata Portion of the Remaining Escrow Amount.  Each Seller’s and EOIP Holder’s liability with respect to obligations under this Section 2.3(f) shall be several and not joint; provided, that the Ospraie Sellers obligations hereunder shall be joint and several among such Ospraie Sellers.

(g) Purchaser shall cause CMG to accept, on behalf of the EOIP Holders, the EOIP Holdback Payment, if any, from Sellers’ Representative.  Promptly upon CMG’s receipt of the EOIP Holdback Payment, if any, Purchaser shall cause the Company to distribute, or cause one or more of the Company Subsidiaries to distribute, subject to Section 2.2(g), to each EOIP Holder an amount in cash equal to such EOIP Holder’s Pro Rata Portion of the EOIP Holdback Payment.

Section 2.4. Closing; Closing Deliverables

(a)  Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Article VIII, and subject to the satisfaction or waiver of all of the conditions set forth in Article VII, the sale referred to in Section 2.1 (the “Closing”) shall take place on April 1, 2010 at 10:00 A.M. at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York, 10036-2787, or as soon as practicable but in any event, within three (3) Business Days after the last of the conditions set forth in Article VII is satisfied or waived in writing by the party entitled to waive the same (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date or place as Purchaser and Sellers’ Representative shall agree in writing.  Such date is herein referred to as the “Closing Date”.  It being understood that Sellers’ Representative shall have the authority to waive on behalf of Sellers or any Seller any delivery required at or before the Closing by Purchaser hereunder or any other condition to Sellers’ obligations under this Agreement.

(b) At or prior to the Closing, Sellers’ Representative shall deliver or cause to be delivered to Purchaser (i) a certificate signed by an authorized officer of Sellers’ Representative, on behalf of Sellers, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(c), Section 7.2(d) and Section 7.2(e) have been satisfied, (ii) evidence of termination of the Ospraie Management Agreement, (iii) payoff letters from the holders of Closing Indebtedness, which letters include the agreement by the holders of such Closing Indebtedness to release all related Liens and to terminate all agreements and other security interests relating to Closing Indebtedness, subject only to payment to such holders of the payoff amount stated in such payoff letters, (iv) certificates of existence and good standing (or similar certificates) of the Company and the Company Subsidiaries issued by the Secretary of State or other appropriate official of the state or jurisdiction of each such entity’s organization or formation dated as of a date not earlier than ten (10) days before the Closing Date; (v) certificates of good standing and of foreign qualification, admission to do business or registration as a foreign entity (or equivalent certificates) for the Company and for each Company Subsidiary, from every other state or jurisdiction in which the Company represents that such entity is qualified or licensed to do business and in good standing in Section 4.1(a) and Section 4.1(b), as applicable, dated as of a date not earlier than ten (10) days before the Closing Date; (vi) an executed signature page to the Escrow Agreement, as executed by Sellers’ Representative; and (vii) the certificates described in Section 7.2(f); (viii) any other documents and deliveries required to be delivered by Sellers or Sellers’ Representative at or prior to Closing pursuant to this Agreement; (ix) an original unit power in the form of Annex E executed by each Seller; (x) an executed Sellers’ Representative Agreement executed by Sellers’ Representative and each Seller; (xi) the resignation letters described in Section 6.13; and (xii) an executed signature page to the Payment Side Letter executed by Sellers’ Representative.

(c) At the Closing, Purchaser shall deliver or cause to be delivered to Sellers’ Representative (i) the Initial Purchase Price and (ii) a certificate signed by an authorized officer of Purchaser, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied, (iii) the Joinder, duly executed by an authorized officer of each of the Company and the Company Subsidiaries, (iv) any other documents or deliveries required to be delivered by Purchaser at or prior to the Closing pursuant to this Agreement; (v) an executed signature page to the Escrow Agreement, as executed by Purchaser; and (vi) an executed signature page to the Payment Side Letter executed by Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the disclosure letter (the “Sellers Disclosure Letter”) delivered by Sellers’ Representative to Purchaser concurrently with the execution of this Agreement, each Seller hereby represents and warrants to Purchaser as follows (with the understanding and agreement that (i) no Seller (other than the Ospraie Sellers) makes any representation or warranty in this Article III with respect to any other Seller and (ii) the representations and warranties of the Ospraie Sellers are being made jointly and severally):

Section 3.1. Due Organization, Good Standing and Corporate Power of Sellers

If Seller is not a natural person, such Seller is a corporation, limited liability company or partnership, duly incorporated, organized or formed, validly existing and in good standing (or the equivalent thereof) under the Laws of the state of its incorporation, organization or formation and has all requisite power (corporate or otherwise) and authority to own, lease and operate its properties and to carry on its Business as now being conducted.

Section 3.2. Authorization; Noncontravention

Each such Seller has the requisite power (corporate or otherwise), legal right, capacity and authority and has taken all actions (corporate or otherwise) necessary to execute and deliver this Agreement, and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement by such Seller, and the consummation by it of the transactions contemplated hereby, have been duly authorized and approved (by corporate action or otherwise to the extent such Seller is not a natural person) by such Seller.  No other corporate action on the part of such Seller is necessary to authorize the execution, delivery and performance of this Agreement by such Seller and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by such Seller and, assuming that this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement will not, (a) if such Seller is not a natural person, conflict with any of the provisions of the certificate of incorporation or by-laws or other equivalent charter documents, as applicable, of such Seller, in each case, as amended to the date of this Agreement, (b) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.4, conflict with or result in a breach of, or default under, any Contract to which such Seller is a party (with or without notice or lapse of time, or both) or (c) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.4, contravene any domestic or foreign Law, Permit or Order currently in effect, which, in the case of clauses (b) and (c) above, would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or as would not materially impair the ability of such Seller to consummate the transactions contemplated by this Agreement.

        Section 3.3. Ownership of Units

Such Seller is the beneficial and record owner and has good and valid title to all of the Units set forth opposite such Seller’s name on Section 4.3(a) of the Sellers Disclosure Letter free and clear of all Liens, other than any Liens arising under the Company LLC Agreement.  Upon payment for such Units at Closing as provided in this Agreement, such Seller will convey to Purchaser good and valid title to all of such Seller’s Units, free and clear of all Liens, other than those created by Purchaser or arising out of ownership of the Units by Purchaser and other than restrictions on transfer of unregistered securities arising under applicable federal, state or foreign securities Laws.

Section 3.4. Solvency

Such Seller is not entering the transactions contemplated hereby with actual intent to hinder, delay or defraud either present or future creditors.  Immediately after giving effect to the transactions contemplated hereby, such Seller will be Solvent.  Immediately after giving effect to the transactions contemplated by this Agreement, such Seller, to the extent it is not a natural person, will have adequate capital to carry on its business.

Section 3.5. Exclusivity of Representations

The representations and warranties made by each Seller in this Article III are the exclusive representations and warranties made by such Seller.  Such Seller hereby disclaims any other express or implied representations or warranties with respect to itself.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Sellers Disclosure Letter, the Company hereby represents and warrants to Purchaser as follows:

        Section 4.1. Company, Company Subsidiaries and Mexico Subsidiaries

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on the Business as now being conducted, except where the failure to have such power and authority would not be reasonably likely to have a Material Adverse Effect.  The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the properties owned, leased or operated by the Company or the nature of the business conducted by the Company makes such qualification necessary, except for such jurisdictions where the failure to be so qualified or licensed and in good standing would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Section 4.1(a) of the Sellers Disclosure Letter lists such jurisdictions.

(b) Section 4.1(b) of the Sellers Disclosure Letter lists each Subsidiary of the Company (each, a “Company Subsidiary”).  Each Company Subsidiary and, to the Knowledge of the Company, each Mexico Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and each Company Subsidiary and, to the Knowledge of the Company, each Mexico Subsidiary has all requisite power and authority to own, lease and operate its properties and to carry on its Business as now being conducted, except where the failure to have such power and authority would not be reasonably likely to have a Material Adverse Effect.  Each Company Subsidiary and, to the Knowledge of the Company, Mexico Subsidiary that owns a Parcel is duly qualified or licensed to do business and is in good standing in the jurisdiction in which such Parcel is located.  Each Company Subsidiary and, to the Knowledge of the Company, each Mexico Subsidiary is also duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the properties owned, leased or operated by such Company Subsidiary or Mexico Subsidiary or the nature of the business conducted by such Company Subsidiary or Mexico Subsidiary makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(c) There are no restrictions of any kind which prevent or restrict the payment of dividends or other distributions by any of the Company Subsidiaries or, to the Knowledge of the Company, the Mexico Subsidiaries other than those imposed by the Laws of general applicability of their respective jurisdictions of formation or organization.

Section 4.2. Authorization; Noncontravention

The Company has the requisite power and authority and has taken all actions necessary to execute and deliver this Agreement, and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized and approved by the board of managers of the Company.  No other action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.  The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement will not, (a) conflict with any of the provisions of the certificate of incorporation or by-laws or other equivalent charter documents, as applicable, of the Company, any Company Subsidiary or, to the Knowledge of the Company, any Mexico Subsidiary, in each case, as amended to the date of this Agreement, (b) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.4, conflict with or result in a breach of, or default under, or allow any Person to exercise default remedies or other negative or adverse rights under, any Material Contract (with or without notice or lapse of time, or both) or (c) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.4, contravene any domestic or foreign Law, Permit or Order currently in effect, which, in the case of clauses (b) and (c) above, would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

        Section 4.3. Capitalization

(a)  The Company has six (6) authorized classes of units of limited liability company interests, designated as Class A-1 Common Units, Class A-2 Common Units, Class A-3 Common Units, Class B-1 Common Units, Class B-2 Common Units and Class B-3 Common Units and such units are owned of record by Sellers in the respective amounts set forth in Section 4.3(a) of the Sellers Disclosure Letter.  The Units have been duly authorized and validly issued and are fully paid and nonassessable, and are not subject to any preemptive rights.  Except for the Units and as set forth on Section 4.3(a) of the Sellers Disclosure Letter, no membership interests or other equity interests of the Company are issued, reserved for issuance or outstanding.  The Company is not a party to any outstanding option, warrant, call, subscription or other right (including any preemptive right), agreement or commitment which obligates any of them to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any Units or other equity interest in the Company or any Company Subsidiary.  The Company does not have any authorized or outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with respect to the Company on any matter.  Except as set forth in the Company LLC Agreement, there are no irrevocable proxies and no voting agreements with respect to any membership interests of or other equity or voting interest in the Company.

(b) Each Company Subsidiary has the capitalization set forth in Section 4.3(b) of the Sellers Disclosure Letter.  All issued and outstanding shares of capital stock or other equity interests of each Company Subsidiary have been duly authorized and validly issued in accordance with applicable Laws, including compliance with securities laws, and are fully paid and nonassessable, and are not subject to any preemptive rights.  No other shares of capital stock or other equity interests of any Company Subsidiary are issued, reserved for issuance or outstanding.  The Company Subsidiaries are not party to any outstanding option, warrant, call, subscription or other right (including any preemptive right), agreement or commitment which obligates any of them to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interest in the Company or any Company Subsidiary.  None of the Company Subsidiaries have any authorized or outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with respect to such Company Subsidiary on any matter.  There are no irrevocable proxies and no voting agreements with respect to any membership interests of or other equity or voting interest in the Company Subsidiaries.

(c) The Company owns, beneficially and of record, 49% of all outstanding shares of Fluorita de Mexico, S.A. de C.V., a Mexico corporation (“FDM”) and 1.63% of all outstanding shares of Rancho Coahuila, S.A. de C.V., a Mexico corporation (“RC”, and collectively with FDM, the “Mexico Subsidiaries”) (such shares, collectively, the “Mexico Interests”).  The Mexico Interests have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, and are evidenced by membership certificates.  To the Knowledge of the Company, the Mexico Subsidiaries are not party to any outstanding option, warrant, call, subscription or other right (including any preemptive right), agreement or commitment which obligates any of them to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interest in any Mexico Subsidiary.  To the Knowledge of the Company, none of the Mexico Subsidiaries have any authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with respect to such Mexico Subsidiary on any matter.  There are no irrevocable proxies and no voting agreements to which the Company is a party or by which it is bound with respect to any of its membership interests of, or other equity or voting interest in, the Mexico Subsidiaries.

(d) The Company has made available to Purchaser (i) true and complete copies of the certificates of incorporation or formation (including all the amendments thereto), the by-laws as amended and currently in force, certificates and records and corporate minute books and records of the Company and each Company Subsidiary, and (ii) to the Knowledge of the Company, the current governing or organizational documents (including amendments thereto) for each Mexico Subsidiary.

(e) Except as otherwise set forth above, neither the Company nor any Company Subsidiary or, to the Knowledge of the Company, any Mexico Subsidiary, owns, directly or indirectly, any membership interests, shares of capital stock of any class of, or other ownership interest in, any Person or any securities or interest convertible into or evidencing the right to purchase any such shares or ownership interest.

Section 4.4. Consents and Approvals

          No consent of or filing with any Governmental Entity or any other third party, which has not been received or made, is necessary or required with respect to the Company and/or Company Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (a) the consents or filings set forth in Section 4.4 of the Sellers Disclosure Letter and (b) any other consents or filings which, if not made or obtained, would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.5. Financial Statements

(a)  The Company has furnished Purchaser with (i) the audited consolidated balance sheet of Core Metals Group, LLC (“CMG”) and its Subsidiaries (excluding, for the avoidance of doubt, the Mexico Subsidiaries) as of December 31, 2008, and the related audited consolidated statements of operations, members’ equity and cash flows for the income statement period ended December 31, 2008, all certified by the CMG’s accountants (the financial statements referred to above, including the footnotes thereto, collectively, the “Audited Financial Statements”), (ii) the unaudited consolidating balance sheet of CMG and its Subsidiaries (excluding, for the avoidance of doubt, the Mexico Subsidiaries) as of December 31, 2009 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income and cash flows for the fiscal year ended December 31, 2009 (collectively, the “Interim Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”), and (iii) the audited balance sheet of FDM as of December 31, 2008, and the related audited statements of income, changes in stockholders’ equity, cash flows and changes in financial position for FDM for the fiscal year ended December 31, 2008 (collectively, the “FDM Financial Statements”).  The Financial Statements, including the footnotes thereto, have been prepared in accordance with GAAP except as otherwise described therein or on Section 4.5(a) of the Sellers Disclosure Letter and in case of the Interim Financial Statements subject to normal year end adjustments and the absence of disclosures normally made in footnotes.  To the Knowledge of the Company, without inquiry, the FDM Financial Statements have been prepared in accordance with Mexican GAAP.

(b) The balance sheets of CMG referred to in Section 4.5 fairly present, in all material respects, the financial position of CMG and its Subsidiaries as of the dates thereof, respectively, and the related statements of operations, members’ equity and cash flows fairly present, in all material respects, the results of operations, members’ equity and cash flows of CMG and its Subsidiaries for the periods indicated, respectively.  To the Knowledge of the Company, without inquiry, the FDM Financial Statements fairly present, in all material respects, the financial position of FDM as of the date thereof, and the related statements of income, operations, cash flows and changes in financial position for FDM for the periods indicated.

Section 4.6. Absence of Certain Changes

Except as set forth on Section 4.6 of the Sellers Disclosure Letter, during the period from the Balance Sheet Date to the date of this Agreement the Business has been conducted in all material respects in the Ordinary Course of Business and neither the Company nor any of the Company Subsidiaries has (a) materially increased the compensation of any officer or granted any general salary or benefits increase to their respective employees, other than in the Ordinary Course of Business, (b) acquired any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or entered into any Contract, letter of intent or similar arrangement with respect to the foregoing, (c) made a material change in accounting principles, practices or methods except as required or permitted by Law or GAAP, (d) sold, assigned, pledged, hypothecated or otherwise transferred or subjected to a Lien, any of the Assets, other than such sales, assignments, pledges, hypothecations or other transfers in the Ordinary Course of Business which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect, (e) suffered any damage, destruction or other casualty loss (not covered by insurance) which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect;); (f) materially increased the level of benefits under any employee benefit plan, payment or arrangement for any employee; (g) sold, transferred, licensed or otherwise conveyed or disposed of any Intellectual Property; (h) been subject to the acceleration, material modification, termination or cancellation of any material Contract to which the Company or any Company Subsidiary is a party or by which any of them is bound; (i) made any material capital expenditure outside the Ordinary Course of Business; (j) made any material capital investment in, or any material loan to, any other Person outside of the Ordinary Course of Business; (k) created, incurred, assumed or guaranteed more than $100,000 in aggregate Indebtedness, other than short-term Indebtedness or letters of credit incurred in the Ordinary Course of Business or borrowings under existing credit facilities set forth in Section 4.15 of the Sellers Disclosure Letter, or make any loans or advances to any other Person, other than loans and advances to employees consistent with past practice; (l) made any change in or amendment to the Company or any Company Subsidiary certificate of incorporation or by-laws or other equivalent charter documents; (m) issued or sold, or authorized to issue or sell, any shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock or any other ownership interests, as applicable; or (n) entered into an agreement to do any of the foregoing.

Section 4.7. Compliance with Laws

As of the date hereof, neither the Business nor the operations of the Company and the Company Subsidiaries has been and is being conducted in violation of any Law, Permit or Order applicable to the Business, the Company or the Company Subsidiaries, except for violations that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any of the Company Subsidiaries has received any written notice that any violation of the foregoing is being or may be alleged.  Notwithstanding the foregoing, the representations and warranties contained in this Section 4.7 do not apply to benefit plans and related matters, labor matters, taxes, intellectual property and environmental laws and environmental matters, which subject matters are addressed in their entirety and exclusively in Section 4.10, Section 4.11, Section 4.12, Section 4.13 and Section 4.16, respectively.

Section 4.8. Permits

As of the date hereof, the Company and the Company Subsidiaries hold all federal, state, provincial, territorial, municipal, local and foreign permits, approvals, licenses, authorizations, certificates, rights, exemptions and orders from Governmental Entities that are necessary for the operation of the Business as presently conducted, or that are necessary for the lawful ownership and use of their respective Assets except to the extent that any such failure to hold Permits or any such default would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect (collectively, the “Permits”).  Section 4.8 of the Sellers Disclosure Letter lists all material Permits.  All the Permits are in full force and effect and no action, claim, enforcement action, notice of violation or other civil, criminal, formal or informal administrative or other proceeding is pending, or, to the Knowledge of the Company, is threatened, to suspend, revoke, revise, limit, restrict, modify, withdraw or terminate any of such Permits or declare any such Permit invalid, and no administrative or governmental action or proceeding has been taken, or, to the Knowledge of the Company, threatened, in connection with the expiration, continuance or renewal of any such Permit; nor, to the Knowledge of the Company, do any grounds exist to cause any of the foregoing to occur.  The Company and each of the Company Subsidiaries are in compliance with all the Permits and the Company and each Company Subsidiary has filed all necessary reports and maintained and retained all necessary records pertaining to the Permits, other than where any such failure to have complied, filed, maintained or retained that would not reasonably be expected to have a Material Adverse Effect.  Notwithstanding the foregoing, the representations and warranties contained in this Section 4.8 do not apply to benefit plans and related matters, labor matters, taxes, intellectual property and environmental laws and environmental matters, which subject matters are addressed in their entirety and exclusively in Section 4.10, Section 4.11, Section 4.12, Section 4.13 and Section 4.16, respectively.

Section 4.9. Litigation

As of the date of this Agreement, there is no action, suit, proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before any Governmental Entity, pending, or, to the Knowledge of the Company, threatened, against or affecting the Company or any of the Company Subsidiaries, or any of their respective properties or rights which (x) would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or (y) would or seeks to enjoin, rescind, or materially delay the transactions contemplated by this Agreement or otherwise hinder the Company or Sellers from timely complying with the terms and provisions of this Agreement.  Notwithstanding the foregoing, the representations and warranties contained in this Section 4.9 do not apply to benefit plans and related matters, labor matters, taxes, intellectual property and environmental laws and environmental matters, which subject matters are addressed in their entirety and exclusively in Section 4.10, Section 4.11, Section 4.12, Section 4.13 and Section 4.16, respectively.

Section 4.10. Employee Benefit Plans

(a) Each employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), maintained by the Company and/or any of the Company Subsidiaries, or to which the Company and/or any of the Company Subsidiaries contributes (or has an obligation to contribute) or is a party as of the date hereof, excluding any Canadian Employee Benefit Plans (collectively, the “US Employee Benefit Plans”), is listed in Section 4.10(a) of the Sellers Disclosure Letter.  Except as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect: (i) each US Employee Benefit Plan is in compliance with applicable Law and has been administered and operated in accordance with its terms; (ii) each US Employee Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received, or has requested, a favorable determination letter from the Internal Revenue Service and, to the Knowledge of the Company, no event has occurred and no condition exists that would reasonably be expected to result in the revocation of any such determination; (iii) no US Employee Benefit Plan is a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA; (iv) no US Employee Benefit Plan covered by Title IV of ERISA has been terminated and no proceedings have been instituted to terminate or appoint a trustee to administer any such plan; (v) no US Employee Benefit Plan subject to Section 412 of the Code or Section 302 of ERISA has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding standard or an extension of any amortization period under Section 412 of the Code or Section 303 or 304 of ERISA; (vi) neither the Company nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any US Employee Benefit Plan that would reasonably be expected to result in the imposition of a penalty pursuant to Section 502(i) of ERISA or a tax pursuant to Section 4975 of the Code; (vii) no claim, action or litigation has been made, commenced or, to the Knowledge of the Company, threatened in writing with respect to any US Employee Benefit Plan (other than routine Claims for benefits payable in the ordinary course, and appeals of such denied Claims); and (viii) each Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has since (A) February 13, 2008, been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1 and (B) January 1, 2009, been in documentary and operational compliance with Section 409A of the Code.

(b) Each employee benefit plan meaning, all agreements and arrangement available to (funded and unfunded)  any employees or former employees of the Company or any of the Company Subsidiaries, including, insurance, health, welfare, disability, pension, retirement, travel, hospitalization, medical, dental, legal, employee loan, salaries, wages, bonuses, vacation entitlements, vacation pay, car allowances, commissions, fees, stock option plans, stock purchase plans, incentive plans, deferred compensation plans, profit-sharing plans, employee assistance, counseling, eye care and other similar benefits, plans or arrangements, maintained or contributed to by the Company and/or any of the Company Subsidiaries as of the date hereof relating to their Canadian operations, other than those required to be provided or contributed to by Law or by a government authority (collectively, the “Canadian Employee Benefit Plans”), is listed in Section 4.10(b) of the Sellers Disclosure Letter.  Except as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect: (i) each Canadian Employee Benefit Plan has been established and administered  in compliance with applicable Law and all related guidelines or policies, and the Company or applicable Company Subsidiary has performed all obligations required to be performed by it under, and is not in default under, or in violation of, the terms of each Canadian Employee Benefit Plan or any collective agreements applicable thereto; (ii) each Canadian Employee Benefit Plan intended or required to be registered under the Income Tax Act (Canada) has been so registered thereunder and under any applicable provincial legislation, and, to the Knowledge of the Company, no event has occurred and no condition exists that would reasonably be expected to adversely affect the tax-exempt or registered status of any such Canadian Employee Benefit Plan; (iii) no Canadian Employee Benefit Plan is a “registered pension plan” as such term is defined in the Income Tax Act (Canada); (iv) all contributions, payments, or premiums required to be remitted, paid to or in respect of each Canadian Employee Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws, and no Taxes, penalties or fees are owing or exigible under any Canadian Employee Benefit Plans; and (v) there are no actions, suits, claims demands, investigations, arbitrations or other proceedings pending with respect to the Canadian Employee Benefit Plans against the Company and/or any of the Company Subsidiaries (other than routine Claims for benefits payable in the ordinary course, and appeals of such denied Claims).

(c) The representations and warranties in this Section 4.10 are the sole and exclusive representations and warranties of the Company concerning employee benefit plans and related matters.

Section 4.11. Labor Matters

(a)  Except as set forth on Section 4.11 of the Sellers Disclosure Letter, as of the date of this Agreement, no employee of the Company or any of the Company Subsidiaries is represented by any union or any collective bargaining agreement.  As of the date of this Agreement, (i) no labor organization or group of employees of the Company or any of the Company Subsidiaries has made a pending demand for recognition or certification, (ii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, (iii) except as set forth on Section 4.11, there are no filed, pending, and to the Knowledge of the Company threatened, unfair labor practice charges or complaints, strikes, work stoppages, work slowdowns, lockouts or other material labor disputes related to the Company, Company Subsidiaries and/or Company Employees, (iv) to the Knowledge of the Company there is no material workman’s compensation liability currently outstanding, and (v) there is no employment-related charge, complaint, grievance, or investigation, inquiry, pending, or to the Knowledge of the Company, threatened by an employee of the Company or any of the Company Subsidiaries, relating to an alleged violation or breach of any law, regulation or Contract, which in the case of subsections (iii), (iv) and/or (v) would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.  Since January 1, 2009, there has been no action brought against the Company or any Company Subsidiary for the failure to give any notice required under the WARN Act with respect to the Business.  Within the past 180 days, with respect to the Business, neither the Company nor any Company Subsidiary has implemented any plant closing or mass layoff of employees that would implicate the WARN Act.

(b) The representations and warranties in this Section 4.11 are the sole and exclusive representations and warranties of the Company concerning labor matters.

Section 4.12. Tax Matters

        Except as set forth in Section 4.12 of the Sellers Disclosure Letter:

(a) Tax Returns. The Company and each of the Company Subsidiaries and, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries has filed or caused to be filed, or shall file or cause to be filed, all material returns, statements, information returns, forms and reports for Taxes (each, a “Return”) that are required to be filed by, or with respect to, the Company, the Company Subsidiaries and the Mexico Subsidiaries on or prior to the Closing Date (taking into account any applicable extension of time within which to file).  All such Returns, when filed, were correct and complete in all material respects.  The Company has delivered to Purchaser correct and complete copies of all capital stock Tax returns, franchise Tax returns and income Tax returns filed by the Company and the Company Subsidiaries since February 13, 2008 and all examination reports and statements of deficiencies assessed against or agreed to by the Company or a Company Subsidiary since February 13, 2008.

(b) Payment of Taxes. All material Taxes and material Tax liabilities of the Company and the Company Subsidiaries and, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries that are due and payable on or prior to the Closing Date have been (or will be) paid on or prior to the Closing Date or accrued on the books and records of the Company and the Company Subsidiaries in accordance with GAAP (or, in the case of the Mexico Subsidiaries, Mexican GAAP).

(c) Other Tax Matters.

(i) Neither the Company nor any of the Company Subsidiaries and, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries is currently the subject of an audit or other examination relating to the payment of a material amount of Taxes of the Company or the Company Subsidiaries or, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries by the tax authorities of any nation, state or locality (“Tax Authority”) nor have the Company or the Company Subsidiaries or, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries received any written notices from any Tax Authority that such an audit or examination is pending.

(ii) To the Knowledge of the Company, no Taxes, other than those arising in the Ordinary Course of Business, are proposed to be assessed against the Company or any of the Company Subsidiaries or to the Knowledge of the Company without inquiry against the Mexico Subsidiaries and no potential Tax deficiencies are expected to be raised against the Company or any of the Company Subsidiaries by any Tax Authority.  No claim has ever been made by a Tax Authority in a jurisdiction where the Company or any Company Subsidiary or, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries does not file Returns that it is or may be subject to taxation by that jurisdiction.  There are no Liens other than Permitted Liens on any of the Assets that arose in connection with any failure to pay any Tax.

(iii) Neither the Company nor any of the Company Subsidiaries or, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries (A) have entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of a material amount of Taxes of the Company or the Company Subsidiaries or, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries that has not expired or (B) is presently contesting any material Tax liability of the Company or the Company Subsidiaries or to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries before any court, tribunal or agency.

(iv) All material Taxes that the Company or the Company Subsidiaries or, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries is (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been paid over to the proper authorities to the extent due and payable.

(v) Less than 50% of the value of the gross assets of the Company consists of U.S. real property interests or less than 90% of the value of the gross assets of the Company consists of U.S. real property interests plus any cash or cash equivalents (as defined in Treasury Regulation § 1.1445-11T(d)(1)).

(vi) Neither the Company nor any Company Subsidiary or, to the Knowledge of the Company, without inquiry, the Mexico Subsidiaries (A) has any liability for the Taxes of any other Person solely as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferee or successor liability, (B) has any liability for the payment of any Taxes as a result of being a party to a Tax sharing agreement or as a result of an obligation to indemnify any other Person with respect to the payment of Taxes, or (C) is a party to any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Tax Authority.

(vii) Neither Core Metals Group Canada Holdings, Inc. nor Masterloy Products Company has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under section 481 of the Code or any similar provision of such Code or of the corresponding Tax laws of any municipality, state or country.  To the Knowledge of the Company, no Tax Authority has proposed any such adjustment or change in method of accounting nor will any such adjustment or change be required by reason of the consummation of the Transactions contemplated by this Agreement.

(viii) The Company is, and continuously since at least February 13, 2008 has been, a partnership for U.S. federal income Tax purposes; and each Company Subsidiary (other than Core Metals Group Canada Holdings, Inc.) is, and continuously since at least February 13, 2008 has been, disregarded for U.S. federal income Tax purposes as an entity separate from its owner.  No election has been filed to treat the Company or the Company Subsidiaries (other than Core Metals Group Canada Holdings, Inc.) as a corporation for U.S. federal income Tax purposes.

(ix) The Company and the Company Subsidiaries have filed all required Reports of Foreign Bank and Financial Accounts on Form TD F 90-22.1 or such other form as may be required.

(d) The representations and warranties in this Section 4.12 are the sole and exclusive representations and warranties of the Company concerning Tax matters.

Section 4.13. Intellectual Property

        (a)  Section 4.13 of the Sellers Disclosure Letter sets forth a true and complete list and summary description of all Intellectual Property used to operate the Business, including without limitation (i) patented or registered Intellectual Property and pending patent applications or other applications for registrations of Intellectual Property; (ii) unregistered trademarks, unregistered service marks, trade names, corporate names, and Internet domain names; (iii) significant unregistered copyrights; (iv) computer software (other than commercially available off-the-shelf software); and (v) any other significant Intellectual Property, and including any royalties payable or receivable by the Company or any Company Subsidiary and, with respect to registered items, contains a list of all jurisdictions in which such items are registered, the filing or registration dates thereof and all registration numbers.

(b) The Company or one of the Company Subsidiaries owns or has the right to use, free and clear of all Liens, except for Permitted Liens, all Intellectual Property necessary to conduct the Business of the Company and the Company Subsidiaries substantially as presently conducted except where the failure to so own or have such right, or the presence of such Liens, would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(c) To the Knowledge of the Company, neither the Company nor any Company Subsidiary has infringed or misappropriated, and the operation of the Business as currently conducted will not infringe or misappropriate any Intellectual Property of any Person; and, to the Knowledge of the Company, no Person has infringed or misappropriated any of the Intellectual Property of the Company and/or any Company Subsidiary or used by the Company and/or any Company Subsidiary under license or otherwise and neither the Company nor any Company Subsidiary is aware of any facts that indicate a likelihood of the foregoing.

(d) The Company and Company Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of its trade secrets and other confidential information that relates to the Business.

(e) To the Knowledge of the Company, no loss or expiration of any material Intellectual Property of the Company and/or any Company Subsidiary or used by the Company and/or any Company Subsidiary under license or otherwise is threatened, pending or reasonably foreseeable, other than license renewals arising in the Ordinary Course of Business.

(f) Neither the Company nor any Company Subsidiary has agreed to indemnify any third party for or against any alleged interference, infringement or misappropriation with respect to any Intellectual Property.

(g) Since January 1, 2009, neither the Company nor any Company Subsidiary has received written notice of any Claim challenging the use or ownership by the Company or the Company Subsidiaries of any Intellectual Property, except for Claims that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(h) The representations and warranties in this Section 4.13 are the sole and exclusive representations of the Company concerning Intellectual Property.

Section 4.14. Broker’s or Finder’s Fee

No agent, broker, Person or firm acting on behalf of the Company, any Company Subsidiary or any Mexico Subsidiary is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from the Company or any of the other parties hereto in connection with this Agreement or any of the transactions contemplated hereby.

Section 4.15. Material Contracts

         Section 4.15 of the Sellers Disclosure Letter contains a list, as of the date hereof, of all Contracts (each, a “Material Contract”) to which the Company and/or one or more of the Company Subsidiaries is either entitled to receive or obligated to pay at least One Hundred Thousand Dollars ($100,000), including but not limited to: (a) Contracts not made in the Ordinary Course of Business; (b) Contracts, made with customers in the Ordinary Course of Business (with the names of such customers redacted); (c) Contracts made with suppliers in the Ordinary Course of Business (with the names of such suppliers redacted); (d) leases of personal or real property, owned by a third party; (e) Contracts to provide services or facilities to another person, firm or corporation, including service contracts with customers; (f) licenses to use any Intellectual Property of any third person; (g) Contracts or commitments for capital expenditures; (h) Contracts limiting freedom to compete in any business or geographical area or with any person or entity; (i) government Contracts; (j) Contracts for employment or consulting with employees or consultants of the Company or any Company Subsidiary unless terminable without penalty upon sixty (60) days or less notice; (k) engineering, construction or other operating agreements; (l) all surety and other bonds; (m) Contracts granting any Lien on property; (n) Contracts with any officer, director or employee; (o) Contracts for Indebtedness of the Company or any Company Subsidiary; and (p) any settlement, conciliation or similar agreement.  Notwithstanding anything in this Section 4.15, “Material Contracts” shall not include any Contract that (i) will be fully performed or satisfied as of or prior to Closing or (ii) is solely between the Company and one or more Company Subsidiaries or is solely between Company Subsidiaries.  Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, each Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of the Company and to the Knowledge of the Company, the counterparty(s), except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.  Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is in default under any Material Contract.  To the Knowledge of the Company, no other party to any such Material Contract is in default under any such Material Contract that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.  To the Knowledge of the Company, (i) the counterparty to the Contract set forth as item 18 under the “Supplier Agreement” heading on Section 4.15 of Sellers Disclosure Letter (the “Power Contract”) has not indicated that it shall stop providing power to TAC and (ii) the counterparty to the Power Contract has not indicated to the Company that it will not extend or renew the existing Power Contract.

Section 4.16. Environmental Matters

(a)  Except as would not be reasonably likely to have a Material Adverse Effect, to the Knowledge of the Company, (i) the Company is in material compliance with all applicable Environmental Laws, has obtained, and is in material compliance with, all permits required under applicable Environmental Laws in connection with the operation of its Assets and Business; and (ii) there are no proceedings or actions by any Governmental Entity or other Person pending or threatened in writing in connection with the present operation of the Assets or Business of the Company or any of the Company Subsidiaries under any Environmental Law.

(b) (i)  Since February 13, 2008, no written notice, or to the Knowledge of the Company, no oral notice or threat has been received by the Company asserting a claim, by the United States or any State that the Company or any Company Subsidiary has or may have liability for remediation or response costs under the Comprehensive Environmental Response Compensation and Liability Act or any State analog thereof (i) at any third-party disposal site not owned by the Company or any Company Subsidiary or (ii) at any property formerly owned or leased by the Company or any Company Subsidiary for operations or waste storage or disposal but no longer owned or leased by the Company or any Company Subsidiary.  To the Knowledge of the Company, between March 26, 2005 and February 13, 2008, no such written notice was received.

(c) The representations and warranties in this Section 4.16 are the sole and exclusive representations and warranties of the Company concerning environmental matters.

Section 4.17. Real Property; Condition of Personal Property

(a)  The Company owns no real property.  None of the Company Subsidiaries is a party to any leases, subleases, concessions, licenses, occupancy agreements or other agreements for the use or possession of real property, nor does any Company Subsidiary use or occupy any real property pursuant to an unwritten agreement.  Section 4.17(a) of the Sellers Disclosure Letter contains a list as of the date hereof of all real property owned by the Company Subsidiaries (each such parcel, as more particularly described in Section 4.17(a) of the Seller’s Disclosure Letter, together with all improvements located thereon, an “Owned Parcel”).  Section 4.17(a) of the Sellers Disclosure Letter contains a list as of the date hereof of all leases, subleases, concessions, licenses and occupancy agreements pursuant to which the Company has a right to use or occupy real property (together with any amendments, modifications, riders, addenda, replacements or restatements thereto or thereof, the “Real Property Leases”), as well as a description of the premises to which each Real Property Lease relates (each of such premises, as more particularly described in the applicable Real Property Lease, a “Leased Parcel”).  With respect to the Owned Parcels listed on Section 4.17(a) of the Sellers Disclosure Letter and the Leased Parcels listed on Section 4.17(a) of the Sellers Disclosure Letter (collectively, the “Parcels”):

(i) the Company Subsidiary owning each Owned Parcel has good and marketable fee simple title to such Owned Parcel and the Company has a valid leasehold interest in each Leased Parcel, in each case, free and clear of all Liens other than Permitted Liens;

(ii) there are no pending or, to the Knowledge of the Company, threatened condemnation proceedings or other Claims relating to any Parcel;

(iii) other than the Real Property Leases, there are no leases, subleases, licenses, occupancy agreements, concessions or other written agreements granting to any party the right of entry, use or occupancy of any portion of any Parcel;

(iv) there are no Persons (other than one or more of the Company Subsidiaries) in possession of any Parcel;

(v) all temporary or permanent certificates of occupancy have been obtained for each Parcel, and all other material Permits and other significant licenses, authorizations, consents, certificates and approvals required by all applicable Laws and Governmental Entities having jurisdiction for the current use of such Parcel, and the requisite certificates of the local board of fire underwriters (or other body exercising similar functions) have been issued for each Parcel have been paid for and are current and in full force and effect;

(vi) the current ownership, use and operation of each Parcel does not violate or contravene any Law, Permit, Lien or Permitted Lien, except as would not be reasonably likely to have a Material Adverse Effect.  Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any other Person has requested or applied for any change in any material Law, Permit, Lien or Permitted Lien relating to the ownership, use, zoning, operation or development of a Parcel;

(vii) neither the Company nor any Company Subsidiary has received any notice, nor does the Company have any Knowledge, that any insurance company or board of fire underwriters or Governmental Entity (or other body exercising similar functions) has claimed or is claiming the existence of any defects or deficiencies in any Parcel or is requiring the performance of any repairs, alterations or other work to any Parcel except as would not have a Material Adverse Effect;

(viii) the operation and current uses of the buildings and other improvements included in each Owned Parcel do not violate any zoning, subdivision, building or similar Law or Permit or any Permitted Lien, any covenants, conditions, restrictions or plats of record or any certificate of occupancy issued with respect to the Parcel, except as would not be reasonably likely to have a Material Adverse Effect;

(ix) the Company has made available to Purchaser all Title Information;

(x) Section 4.17(a) of the Sellers Disclosure Letter identifies all deeds of trust, mortgages, security interests, pledges, charges, or other monetary encumbrances on any Leased Parcel that, to the Knowledge of the Company, have been granted voluntarily by the Company, any Company Subsidiary or any other Person to whom the Company or a Company Subsidiary has succeeded (by grant, by operation or law or otherwise) in title to any Owned Parcel or any Leased Parcel or portion thereof, and there is no monetary default or material non-monetary default under any such deeds of trust, mortgages, security interests, pledges, charges or monetary encumbrances;

(xi) there is no existing agreement or option in favor of any Seller, or third party to purchase from the Company or any Company Subsidiary relating to any of the Owned Parcels;

(xii) except for the Permitted Liens, none of the Company or any Company Subsidiary is a party to or bound by or subject to any agreement, contract or commitment, or any option in favor of a Seller or a third party to purchase any real property from a third party; and

(xiii) the Company has provided to Purchaser or has made available to Purchaser copies of all Property Condition Reports prepared by, or provided to, the Company or any Company Subsidiary.

(b) Copies of the Real Property Leases have been made available to Purchaser.  Each Real Property Lease is in full force and effect and constitutes a legal, valid and binding obligation of the Company and, to the Knowledge of the Company, the counterparty or counterparties thereto.  Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any counterparty or counterparties to any Real Property Lease, is in default under such Real Property Lease, and no event has occurred that now or in the future is reasonably likely to (a) constitute a default under such Real Property Lease by the Company or, to the Knowledge of the Company, by any counterparty thereto, or (b) permit the termination of such Real Property Lease by any counterparty thereto or, to the Knowledge of the Company, by the Company.  All fixed rent, percentage rent, additional rent and other sums due under each Real Property Lease are paid current.  To the Company’s Knowledge, the Company’s leasehold interest in each Leased Parcel, and the Company’s rights under the Real Property Lease relating to such Leased Parcel, are not subordinate to the terms, provisions or liens of any mortgage, deed of trust, ground lease or other encumbrance.  Section 4.17(b) of the Sellers Disclosure Letter identifies(i) every notice received by the Company or any Company Subsidiary regarding the existence of any mortgage, deed of trust, ground lease or other Lien on the landlord’s interest in any Leased Parcel, and (ii) every nondisturbance agreement or other agreement received by the Company or any Company Subsidiary in which the holder of any such Lien agrees not to disturb the tenant’s possession of a Leased Parcel under such Real Property Lease.

(c) Neither the Company nor any Company Subsidiary has entered into a sublease.

(d) One of the Company Subsidiaries owns good title to or, in the case of leased assets a valid leasehold interest in, free and clear of all Liens other than Permitted Liens, all buildings, machinery, fixtures, equipment and other tangible and intangible Assets included in the unaudited balance sheet included in the Interim Financial Statements or thereafter acquired by such Company Subsidiaries, except for Assets disposed of in the Ordinary Course of Business, consistent with past practice, since the Balance Sheet Date; (ii) the buildings, fixtures and equipment and other Assets and tangible properties owned, leased and used by the Company and the Company Subsidiaries in the Business conducted by such Person are in sufficient operating condition and repair to permit their use in the operations of the Company and the Company Subsidiaries as such operations are presently conducted, subject to normal wear and tear and required maintenance to be performed after the date hereof; and (iii) the Assets which are owned or leased by the Company or the Company Subsidiaries and are located as of the Balance Sheet Date at the locations at which such Persons conduct business are sufficient to enable the Company and the Company Subsidiaries to operate the Business at such sites in substantially the same manner as they are currently operated.

Section 4.18. Insurance

Section 4.18 of the Sellers Disclosure Letter sets forth a list, as of the date hereof, of each material insurance policy with respect to the Assets, or Business (collectively, the “Insurance Policies”) and any pending and to the Knowledge of Company threatened Claims or request for reimbursement.  Each such Insurance Policy is in full force and effect and all premiums due and payable thereon have been paid in full.  As of the date hereof, neither the Company nor any of the Company Subsidiaries has received either a written notice of or a written notice that could reasonably be expected to be followed by a written notice of cancellation or non-renewal of any Insurance Policy.  The Insurance Policies provide substantially the same coverage as the Company and Company Subsidiaries have had insured during the past twenty-four (24) months.

Section 4.19. Affiliate Transactions

Except as otherwise set forth in this Agreement and except for employment relationships and compensation, benefits, travel advances and employee loans in the Ordinary Course of Business or as disclosed in Section 4.19 of the Sellers Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any agreement with, or involving the making of any payment or transfer of assets to, any Seller, or any equityholder, officer, member, partner or director of any Seller or any Affiliate of any Seller.

Section 4.20. Books and Records

Neither the Company nor any Company Subsidiary has any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means or access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or a Company Subsidiary.

Section 4.21. Competitively Sensitive Representations

Section 4.21 of the Sellers Disclosure Letter sets forth the top ten (10) customers for TAC (with the names of such customers redacted) by revenue for fiscal year 2009 and, as of the date set forth on such section, the balances outstanding and the age of any receivables owing to TAC by such customers.  Section 4.21 of Sellers Disclosure Letter sets forth the top ten (10) suppliers for TAC (with the names of such suppliers redacted) by purchase dollars for fiscal year 2009.  Except as set forth in Section 4.21 of the Sellers Disclosure Letter, no current customer Contract is longer than twelve (12) months from the date of this Agreement.  Using the actual average costs for the period beginning January 1, 2009 and ending February 28, 2010 (unless such cost is below that specified by a supplier purchase order, in which case the actual cost of such purchase order will be used), no current customer Contract results in an quarterly cash loss (calculated as revenue from such customer less the cash cost of goods sold for the product sold to such customer to generate such revenue) assuming a Ferrosilicon RN 75% NA Transaction price of $0.75 or better as published in Ryan’s Notes:  Ferrous and Nonferrous News and Prices.  Except as set forth Section 4.21 of Sellers Disclosure Letter, no current supplier Contract is longer than twelve (12) months from the date of this Agreement.  Except as set forth Section 4.21 of Sellers Disclosure Letter, since the Balance Sheet Date and as of the date hereof, none of the suppliers set forth on Section 4.21 of Sellers Disclosure Letter has indicated that it shall stop, or decrease the rate of supplying materials, products or services to the Company or any Company Subsidiary, and no customer set forth on Section 4.21 of Sellers Disclosure Letter has indicated that it shall stop, or decrease the rate of buying materials, products or services from the Company or any Company Subsidiary. For the twelve month period ended December 21, 2009, TAC’s Power Rate was below the 12-month Power Rate set forth on Section 4.21 of the Sellers Disclosure Letter and, for the three month period ended December 21, 2009, TAC’s Power Rate was below the 3-month Power Rate set forth on Section 4.21 of the Sellers Disclosure Letter.  For the three month period ended March 21, 2010, TAC’s Power Rate was below the 3-month Power Rate set forth on Section 4.21 of the Sellers Disclosure Letter.  The representations in this Section 4.21 are referred to herein as the “Competitively Sensitive Representations.”

Section 4.22. Employee Matters

Section 4.22 of Sellers Disclosure Letter sets forth (i) a list of all of the Company Employees as of the date hereof and (ii) the date of employment, title and compensation (including, without limitation any supplement or bonus, retention or stay bonus arrangements) of such Company Employees (including (and designating as such) any such Company Employee who is an inactive employee on paid or unpaid leave of absence, short-term disability or long-term disability); provided, that the names of the employees of Masterloy Products Company shall be redacted.  Section 4.22 of Sellers Disclosure Letter designates all Company Employees (with the names of such employees redacted) governed by a collective bargaining agreement.

Section 4.23. Solvency

Immediately prior to giving effect the transactions contemplated by this Agreement, the Company and each of the Company Subsidiaries will have adequate capital to carry on their respective businesses.

Section 4.24. 2008 Purchase Agreement

Since February 13, 2008, the Company and the Company Subsidiaries have complied in all material respects with the obligations of and the prohibitions on the Company and the Company Subsidiaries under Sections 7.1(d)(vi) through (ix) and 7.3(b), (c), (d) and (g) of the 2008 Purchase Agreement, and, to the Knowledge of the Company, no action has been taken by the Company or the Company Subsidiaries that would be reasonably likely to cause the loss of the Company’s indemnification rights thereunder.

Section 4.25. Exclusivity of Representations

The representations and warranties made by the Company in this Article IV are the exclusive representations and warranties made with respect to the Company, the Company Subsidiaries and the Mexico Subsidiaries, including the Assets of each of them.  The Company hereby disclaims any other express or implied representations or warranties with respect to itself or any of its Subsidiaries.  Except as expressly set forth herein, the condition of the Assets of the Company, any of the Company Subsidiaries or any of the Mexico Subsidiaries shall be “as is” and “where is” and the Company makes no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the tangible Assets of the Company, the Company Subsidiaries or the Mexico Subsidiaries or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent.  The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking statements of the Company, any of the Company Subsidiaries or any of the Mexico Subsidiaries.  It is understood that any due diligence materials made available to Purchaser or its Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Company or its Affiliates or their respective Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to each Seller and the Company as follows:

Section 5.1. Due Organization, Good Standing and Corporate Power

Purchaser is a corporation duly incorporated validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental licenses, authorizations, permits, consents and approvals to own, lease and operate its properties and to carry on its business as now being conducted.  Purchaser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed and in good standing would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on Purchaser.

Section 5.2. Authorization; Noncontravention

Purchaser has the requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement by Purchaser, the consummation by it of the transactions contemplated hereby and the performance by its obligations hereunder have been duly authorized and approved by the Board of Directors of Purchaser.  No other corporate action on the part of Purchaser is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.  This Agreement has been, and the Transaction Documents to which it is a party, when executed and delivered in accordance with the terms hereof, will be, duly executed and delivered by Purchaser and, assuming that this Agreement and the Transaction Documents constitute or will constitute, as applicable, valid and binding obligations of the other parties hereto, constitute a valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and by general equitable principles.  The execution and delivery of this Agreement and the Transaction Documents to which it is a party does not, and the consummation of the transactions contemplated hereby and thereby will not, (a) conflict with any of the provisions of the certificate of incorporation or by-laws or other equivalent charter documents of Purchaser, as amended to the date of this Agreement, (b) conflict with, result in a breach of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any contract, agreement, indenture, mortgage, deed of trust, lease or other instrument to which Purchaser is a party or by which Purchaser or any of their respective assets is bound or subject or (c) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 5.3, contravene any domestic or foreign Law or any Order currently in effect.

Section 5.3. Consents and Approvals

No consent of or filing with any Governmental Entity or any other third party which has not been received or made, is necessary or required by or with respect to Purchaser in connection with the execution and delivery by Purchaser of this Agreement or the Transaction Documents to which it is a party or the consummation by Purchaser, as the case may be, of any of the transactions contemplated by this Agreement or the Transaction Documents.

Section 5.4. Broker’s or Finder’s Fee

No agent, broker, Person or firm acting on behalf of Purchaser is or shall be entitled to any fee, commission or broker’s or finder’s fees in connection with this Agreement or any of the transactions contemplated hereby from any of the other parties hereto or from any Affiliate of the other parties hereto.

Section 5.5. Funds

Purchaser has, or will have at Closing, cash on hand in an aggregate amount sufficient to pay the Contract Purchase Price.  The obligations of Purchaser under this Agreement, including paying the Final Purchase Price, are not contingent on the availability of financing.

Section 5.6. Solvency

Purchaser is not entering the transactions contemplated hereby with actual intent to hinder, delay or defraud either present or future creditors.  Immediately after giving effect to the transactions contemplated hereby, Purchaser and its Subsidiaries (including the Company and the Company Subsidiaries) will be Solvent.  Immediately after giving effect to the transactions contemplated by this Agreement, the Company and each of the Company Subsidiaries will have adequate capital to carry on their respective businesses.

Section 5.7. Litigation

There is no action, suit, proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before any Governmental Entity pending or, to the Knowledge of Purchaser, threatened, against or affecting Purchaser, or any of their respective properties or rights with respect to the transactions contemplated hereby.

Section 5.8. Contact with Customers and Suppliers

Neither Purchaser nor any of its employees, agents, representatives, financing sources or Affiliates has, without the prior written consent of Sellers’ Representative, directly or indirectly contacted any officer, director, employee, shareholder, franchisee, supplier, distributor, customer or other material business relation of the Company, any of the Company Subsidiaries or any Mexico Subsidiary prior to the Closing for the purposes of discussing the Company, any of the Company Subsidiaries or Mexico Subsidiaries in connection with the transactions contemplated hereby.

Section 5.9. Investment Intent

(a)  Purchaser is acquiring the Units for its own account, for investment purposes only and not with a view toward, or for resale in connection with, any distribution thereof, nor with any present intention of distributions or selling the Units, in violation of the federal securities Laws or any applicable foreign or state securities Law.

(b) Purchaser qualifies as an “accredited investor”, as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

(c) Purchaser understands that the acquisition of the Units to be acquired by it pursuant to the terms of this Agreement involves substantial risk. Purchaser and its officers have experience as an investor in securities and equity interests of companies such as the ones being transferred pursuant to this Agreement, and Purchaser can bear the economic risk of its investment (which may be for an indefinite period) and has such knowledge and experience in financial or business matters that Purchaser is capable of evaluating the merits and risks of its investment in the Units to be acquired by it pursuant to the transactions contemplated hereby.

(d) Purchaser understands that the Units to be acquired by it pursuant to this Agreement have not been registered under the Securities Act.  Purchaser acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable state securities Laws or pursuant to an applicable exemption therefrom.  Purchaser acknowledges that there is no public market for the Units.

Section 5.10. Investigation by Purchaser; Company’s Liability

Purchaser has conducted its own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company, the Company Subsidiaries and the Mexico Subsidiaries, which investigation, review and analysis was conducted by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser’s Representatives.  Purchaser acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises and records of the Company, the Company Subsidiaries and the Mexico Subsidiaries and the audit workpapers of the Company’s auditors for such purpose.  In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Sellers, Sellers’ Representative, the Company, any of the Company Subsidiaries, any of the Mexico Subsidiaries or any of their respective directors, officers, stockholders, members, employees, Affiliates, controlling Persons, agents, advisors, representatives or any other Person (except the specific representations and warranties of Sellers set forth in Article III and the Company set forth in Article IV, and Purchaser acknowledges and agrees, to the fullest extent permitted by law, that:

(a) without limiting the generality of the foregoing, none of Sellers or the Company makes any representation or warranty regarding any third party beneficiary rights or other rights which Purchaser might claim under any studies, reports, tests or analyses prepared by any third parties for the Company, the Company Subsidiaries, the Mexico Subsidiaries or any of their respective Affiliates, even if the same were made available for review by Purchaser or its Representatives; and

(b) without limiting the generality of the forgoing, Purchaser expressly acknowledges and agrees that none of the documents, information or other materials provided to it at any time or in any format by Sellers or the Company or any of their respective Affiliates or Representatives (including Sellers’ Representative) constitute legal advice, and Purchaser hereby waives all rights to assert that it received any legal advice from Sellers, the Company, any of their respective Affiliates, or any of their respective Representatives (including Sellers’ Representative) or counsel, or that it had any sort of attorney-client relationship with any of such Persons.

Section 5.11. No Knowledge of Misrepresentation or Omission

Purchaser has no actual knowledge that the representations and warranties of Sellers and/or the Company made in this Agreement (as qualified by the Sellers Disclosure Letter) are inaccurate or untrue (including any actual knowledge of material errors in or material omissions from the Sellers Disclosure Letter) or that Sellers and/or the Company are in breach of any agreement or covenant in this Agreement.

Section 5.12. Affiliates

        Except as set forth on Annex B, neither Purchaser nor any Person or entity controlled by Purchaser, nor any Person or entity that controls Purchaser owns any business similar to, or that has competed against in the past twelve (12) months, the respective business of the Company and the Company Subsidiaries as currently conducted.  For purposes of this Section 5.12, the term “control” shall mean (i) the ability to exercise decisive influence over or direct the management decisions of an undertaking or (ii) control as defined in 16 CFR Section 801.1(b), as amended from time to time (which definition currently reads as follows: “The term control (as used in the terms control(s), controlling, controlled by and under common control with) means: (1) either (i) holding 50% or more of the outstanding voting securities of an issuer or (ii) in the case of an unincorporated entity, having the right to 50% or more of the profits of the entity, or having the right in the event of dissolution to 50% or more of the assets of the entity; or (2) having the contractual power presently to designate 50% or more of the directors of a for-profit or not-for-profit corporation, or in the case of trusts described in paragraphs (c)(3) through (5) of this section, the trustees of such a trust.”).

Section 5.13. Exclusivity of Representations

The representations and warranties made by Purchaser in this Article V are the exclusive representations and warranties made by Purchaser.  Purchaser hereby disclaims any other express or implied representations or warranties with respect to itself.

Section 5.14. Clean Team Members.

No Clean Team Member has responsibility for the day-to-day marketing, sales or operations of Purchaser.

ARTICLE VI

COVENANTS

Section 6.1. Access to Information Concerning Properties and Records

(a)  Subject to Section 6.2, during the period commencing on the date hereof and ending on the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 8.1, Sellers shall, and shall cause the Company and the Company Subsidiaries to, upon reasonable notice to Sellers’ Representative, afford Purchaser and its Representatives, reasonable access during normal business hours to the Representatives, auditors, properties, books and records of the Company and the Company Subsidiaries and, during such period, Sellers shall furnish promptly to Purchaser all information concerning the Business, properties and personnel as Purchaser may reasonably request; provided, that Sellers’ Representative or the Company or any Company Subsidiary may restrict the foregoing access to the extent that in the reasonable judgment of Sellers’ Representative, any Law applicable to the Company requires it or the Company Subsidiaries to restrict such access to any of its Assets, information or personnel; and provided, further, that such access shall not unreasonably disrupt the operations of the Company or any of the Company Subsidiaries.  Notwithstanding anything to the contrary contained in this Agreement, none of Sellers, the Company or any Company Subsidiary shall be required to (i) provide any information or access that Sellers’ Representative or the Company reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any confidentiality agreement or cause forfeiture of attorney/client privilege or (ii) conduct, or permit Purchaser or any of its Representatives to conduct, any invasive Phase I environmental site assessment, Phase II investigation or any other physical environmental soil or groundwater sampling or investigation or any sampling, testing or investigation of air emissions, wastewater, drinking water, or any substance or material on, at, under or relating to the Assets or the Business or any real property owned by or leased to the Company, any Company Subsidiaries and/or any Mexico Subsidiaries, provided, however, that in all other respects Purchaser may continue its environmental due diligence based upon documents provided under this Section 6.1(a) or which are otherwise publicly available.

(b) Nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the Company’s, the Company Subsidiaries’ or the Mexico Subsidiaries’ operations prior to the Closing.  Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and the Company Subsidiaries’ operations.

(c) Purchaser hereby agrees that it is not authorized to and shall not (and shall not permit any of its Representatives to) contact any agent, employee, landlord or representative, or outside of the ordinary course of its business, any competitor, distributor, supplier or customer, of the Company, any Company Subsidiary or any Mexico Subsidiary prior to the Closing without the prior written consent of Sellers’ Representative, it being acknowledged that any and all such contacts will be arranged by Sellers’ Representative and that Purchaser and Sellers’ Representative will mutually agree on the timing and manner of contact with all suppliers, distributors, customers, employees, landlords and other third parties.

Section 6.2. Confidentiality; Competitively Sensitive Information

        (a)  The information made available to Purchaser and its Representatives in connection with the transactions contemplated by this Agreement shall be subject to the terms of the Confidentiality Agreement by and among the Company, Ospraie Advisors, L.P. and Purchaser, dated December 14, 2009 (the “Confidentiality Agreement”).  The terms of the Confidentiality Agreement shall survive the termination of this Agreement and continue in full force and effect thereafter and the Confidentiality Agreement shall not be modified, waived or amended without the written consent of the Company and Ospraie Advisors, L.P.; provided, that, in the event the Closing occurs, the Confidentiality Agreement shall automatically terminate as of the Closing.

(b) Promptly upon the execution hereof, Sellers’ Representative and/or the Company shall, subject to the restrictions set forth below in this Section 6.2(b), disclose to Purchaser certain information that is designated by the Company as competitively sensitive and that was redacted or otherwise not provided or made available to Purchaser in the due diligence materials (the “Competitively Sensitive Information”) to permit Purchaser to evaluate and verify the accuracy of the Competitively Sensitive Representations (the “Permitted Purpose”).  To ensure that the disclosure of the Competitively Sensitive Information to Purchaser is handled in an appropriate manner and in compliance with applicable Law, the parties hereto hereby agree to the following:

(i) Sellers and/or the Company shall not be required to disclose the Competitively Sensitive Information to any Person other than Clean Team Members.

(ii) Prior to the Closing and/or in the event there is no Closing, Clean Team Members that receive the Competitively Sensitive Information shall use the Competitively Sensitive Information for only the Permitted Purpose.

(iii) In the event that there is no Closing hereunder, then for a period of six (6) months following the Closing, Purchaser shall not reassign a Clean Team Member to a position in which that individual would have responsibility for the day-to-day marketing, sales or operations of Purchaser.

(iv) Prior to the Closing and/or in the event there is no Closing, Clean Team Members shall not disclose the Competitively Sensitive Information, the contents thereof, any notes or discussions with respect thereto, or any part or summary thereof, to any Person (except other Clean Team Members) unless (x) such disclosure would be permissible under the Confidentiality Agreement because such Competitively Sensitive Information (or the contents, notes, discussions or summaries thereof, as applicable) is no longer Confidential Information under the terms of the Confidentiality Agreement, or (y) it receives prior written consent from W&C.

(v) Each Clean Team Member shall acknowledge agreement to abide by the terms of the Confidentiality Agreement and the restrictions with regarding use of the Competitively Sensitive Information by signing the acknowledgment included at Annex D.

Section 6.3. Conduct of the Business of the Company Pending the Closing Date

(a) Sellers and the Company agree that, except as (i) set forth in Section 6.3(a) of the Sellers Disclosure Letter, (ii) may be required by or as otherwise set forth in this Agreement, or (iii) required by Law, by a Governmental Entity, or by any Contract to which the Company or any of the Company Subsidiaries is a party, during the period commencing on the date hereof and ending on the earlier of (A) the Closing and (B) the termination of this Agreement pursuant to Section 8.1 the Company shall and shall cause each of the Company Subsidiaries to conduct their respective operations in all material respects only in the Ordinary Course of Business consistent with past practice; and

(i) the Company shall not and shall cause each of the Company Subsidiaries not to effect any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed; provided, that the consent of Purchaser shall be deemed to have been given if Purchaser does not object within three (3) Business Days from the date on which request for such consent is provided by Sellers to Purchaser)):

(A) make any change in or amendment to its certificate of incorporation or by-laws or other equivalent charter documents, as applicable, in a manner that would delay or impede the Company’s ability to consummate the transactions contemplated by this Agreement;

(B) issue or sell, or authorize to issue or sell, any shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock or any other ownership interests, as applicable;

(C) split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities, as applicable;

(D) other than in the Ordinary Course of Business consistent with past practice, sell, lease or otherwise dispose of any of its Assets other than Parcels and in no event over $100,000 without Purchasers consent that shall not be unreasonably delayed or withheld; provided that the restrictions set forth in this Section 6.3(a)(i) shall not apply to any sales of Inventory made after seven (7) calendar days from the date hereof.

(E) sell, lease or otherwise dispose of, or enter into any Contract or arrangement for the sale, lease or other disposition of, any Parcel and will not buy or acquire any legal or beneficial interest in any real property and not occupy, lease, manage or control or agree to occupy, lease, manage or control any facility or property;

(F) grant or perfect, or permit the granting, attachment or perfection of, any Lien on any Parcel (other than Permitted Liens);

(G) create any Lien other than Permitted Liens;

(H) other than in the Ordinary Course of Business consistent with past practice, amend in any material respect or terminate any Material Contract or enter into a Contract which, had it been entered into prior to the date hereof, would have been a Material Contract; provided, however, that the Company and the Company Subsidiaries may renegotiate the terms of, or otherwise extend, any Material Contract that has expired in accordance with its terms prior to the date hereof or is scheduled to expire in accordance with its terms within six (6) months after the date hereof with, to the extent legally permissible, Purchaser’s consent not to be unreasonably withheld or delayed;

(I) incur any Indebtedness, other than letters of credit incurred in the Ordinary Course of Business or borrowings under existing credit facilities set forth in Section 4.15 of the Sellers Disclosure Letter, except  to the extent that they are deemed Indebtedness for purposes of Working Capital, or make any loans or advances to any other Person;

(J) grant or agree to grant to any officer of the Company or any of the Company Subsidiaries any increase in wages or bonus, contract extension, severance, profit sharing,     retirement, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing employee benefit plans, except (w) as may be required under applicable Law, (x) pursuant to the employee benefit plans or collective bargaining agreements of the Company or any of the Company Subsidiaries in effect on the date hereof, or (y) in the Ordinary Course of Business;

(K) make any tax election not required by Law that could have a continuing effect on the Company following the Closing Date, or settle or compromise any material Tax liability other than in the Ordinary Course of Business; unless it has received Purchaser’s prior written consent, not to be unreasonably withheld or delayed;

(L) (x) waive any rights of substantial value or (y) cancel or forgive any material Indebtedness owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company owed to a Subsidiary of the Company or Indebtedness for borrowed money of a Company Subsidiary owed to the Company or to another Company Subsidiary;

(M) except as may be required by any Governmental Entity or under GAAP make any material change in its methods, principles and practices of accounting, including tax accounting policies and procedures;

(N) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 6.3;

(O) buy or acquire any legal or beneficial interest or title in any real property, or occupy, lease, mortgage or control (other than Parcels), or enter into any new agreement to occupy, lease, mortgage or control, any real property or facility; or

(P) terminate any lease identified in Section 4.17(a) of the Sellers Disclosure Letter, or enter into any new lease, amendment, renewal, extension or other modification of any such lease.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company and the Company Subsidiaries shall be permitted to maintain through the Closing Date the cash management systems and procedures of the Company and the Company Subsidiaries as currently conducted by the Company and the Company Subsidiaries, and periodically settle intercompany balances in the Ordinary Course of Business consistent with past practices (including through dividends and capital contributions and all such intercompany balances shall be settled at the Closing in accordance with their terms).  The Company and the Company Subsidiaries are allowed to dividend all Cash and Cash Equivalents of the Company and the Company Subsidiaries to Sellers immediately prior to Closing.

(c) From the date hereof until Closing, the Company and the Company Subsidiaries shall comply in all material respects with the obligations of and the prohibitions on the Company and the Company Subsidiaries under Sections 7.1(d)(vi) through (ix) and 7.3(b), (c), (d) and (g) of the 2008 Purchase Agreement.

Section 6.4. Supplemental Information

Sellers and the Company shall supplement or amend the Sellers Disclosure Letter (each such supplement or amendment, a “Supplement”), including one or more Supplements to correct any matter which would constitute a breach of any representation, warranty, agreement or covenant contained herein.

Section 6.5. Reasonable Best Efforts

In addition to and without limiting the covenants and obligations of Sellers, the Company and Purchaser hereunder, and subject to the terms and conditions set forth herein, and to applicable legal requirements, Sellers, the Company and Purchaser shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all necessary action, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VII.

Section 6.6. Exclusive Dealing

(a)  During the period from the date of this Agreement until the earlier of (i) the date this Agreement is terminated in accordance with its terms and (ii) the Closing Date, Sellers and the Company shall not, and shall direct their respective Affiliates and their respective Representatives (including Sellers’ Representative) to refrain from taking any action to, directly or indirectly, encourage, initiate, solicit or engage in negotiations with, or provide any confidential information to, any Person, other than Purchaser (and its Affiliates and Representatives), concerning (x) any purchase of any equity interests or any material asset of the Company or any of the Company Subsidiaries, (y) any merger, recapitalization or similar transaction involving the Company or any of the Company Subsidiaries or (z) any purchase of the Mexico Interests.

(b) Immediately following the execution of this Agreement, Sellers and the Company shall, and shall cause each of their respective Affiliates, and shall direct each of their respective Representatives (including Sellers’ Representative), to terminate any existing discussions or negotiations with any Persons, other than Purchaser (and its Affiliates and Representatives), concerning (x) any purchase of any equity interests or any material asset of the Company or any of the Company Subsidiaries (y) any merger, recapitalization or similar transaction involving the Company or any of the Company Subsidiaries or (z) any purchase of the Mexico Interests.

Section 6.7. Antitrust Laws

          Each of Seller and Purchaser shall, and shall cause their respective Affiliates, and shall direct each of their respective Representatives (including Sellers’ Representative), to (i) refrain from notifying any Antitrust Authority regarding any of the transactions contemplated hereby; (ii) promptly inform the other parties of any material communication received by such party from any Antitrust Authority regarding any of the transactions contemplated hereby; (iii) use their reasonable best efforts to respond to any requests for documents or information received from any Antitrust Authority; (iii) subject to applicable Law, permit the other parties hereto to review in advance any proposed material written communications to the Antitrust Authorities and incorporate the other parties’ reasonable comments in such communications.

Section 6.8. Certain Employee Matters

(a)  For a period not to exceed six (6) months following the Closing Date, so long as any employee of the Company or any of the Company Subsidiaries who is employed on the Closing Date (“Company Employees”) continues to be so employed by the Company or a Company Subsidiary during such period, the Company and/or the Company Subsidiaries shall provide each such Company Employee with (A) salary or wages, as applicable, bonus opportunity and vacation eligibility similar to that provided to similarly situated employees of Purchaser and its Affiliates and (B) employee benefits under Purchaser’s (or its Affiliate’s) employee benefits and programs similar to similarly situated employees of Purchaser and its Affiliates.  The Company shall bear the cost of severance payments (if any) payable in relation to or otherwise attributable to any Claim of a Company Employee (x) that his employment was terminated after the consummation of the transactions herein contemplated and (y) that he is entitled to any severance payment or benefit under any plan or policy of the Company or any Company Subsidiary, and Company shall indemnify, defend and hold harmless Sellers and their Affiliates from any and all such Claims (and any Losses incurred in connection therewith).  Without limiting the generality of the foregoing, for a period not to exceed six (6) months following the Closing Date, Purchaser shall cause the Company to (i) maintain and continue in effect the Company's severance plan as in effect immediately prior to the Closing Date, and not amend, suspend or terminate such plan and (ii) provide Company Employees all benefits under such plan for which they are eligible in accordance with the terms and conditions thereof; provided, however, that no Company Employee shall have an automatic right or entitlement to participate in any Purchaser pension plan

(b) After the Closing, the Company and/or the Company Subsidiaries shall provide each Company Employee with credit for service with the Company and any Company Subsidiary (and any predecessor entity respectively thereof) which will count toward full credit for all eligibility and vesting purposes under any employee benefit plans or arrangements maintained by Purchaser or any of its Affiliates (including, without limitation, any welfare plan, incentive plan, vacation program or severance program); provided, however, that no Company Employee shall have an automatic right or entitlement to participate in any Purchaser pension plan.

(c) After the Closing, the Company and/or the Company Subsidiaries shall, to the extent permitted under the welfare benefits plan rules of Purchaser and its Affiliates, (A) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare benefit plans of Purchaser or its Affiliates in which such Company Employees may be eligible to participate on or after the Closing Date to the extent any such conditions, exclusions or waiting periods did not apply to any such Company Employee immediately prior to the Closing Date under a similar plan; and (B) provide each Company Employee with credit for any co-payments and deductibles paid by such Company Employee prior to the Closing Date under a benefit plan during the plan year in which the Closing Date occurs in satisfying any applicable deductible or out of pocket requirements under any welfare benefit plans of Purchaser or its Affiliates that any such Company Employee may be eligible to participate in on or after the Closing Date.

(d) On and after the Closing Date, the Company and/or the Company Subsidiaries shall provide continuation coverage (within the meaning of COBRA) to the extent required by Law for all eligible Company Employees.

(e) Notwithstanding the provisions of this Section 6.8, with respect to Company Employees covered by a collective bargaining agreement applicable to the Company or any Company Subsidiary, the provisions of such collective bargaining agreement shall govern the employee benefits, compensation, employee relations and other matters regarding the employment of such Company Employees to the extent provided therein, and the provisions of this Section 6.8 (other than to the extent required by Law and/or the collective bargaining agreement) shall not apply to such Company Employees.  Purchaser acknowledges that a number of Company Employees currently are represented by unions and agrees that it shall after the Closing cause the Company and any Company Subsidiary which has a collective bargaining agreement with any union representing such Company Employees to continue to recognize such union for the remainder of the term of such collective bargaining agreement and discharge its obligations under the applicable collective bargaining agreement.

(f) This Agreement shall not: (A) confer upon any employee or former employee of the Company or Company Subsidiary or any representative of any such employee or former employee, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever; (B) be interpreted to prevent or restrict Purchaser or its Affiliates from modifying or terminating the employment or terms of employment of any Company Employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Closing Date; or (C) be treated as an amendment or other modification of any employee benefit plan maintained by the Company, any Company Subsidiary, Purchaser or any of their respective Affiliates, or shall limit the right of Purchaser or its Affiliates to amend, terminate or otherwise modify any employee benefit plan maintained by Purchaser or any such Affiliate on or following the Closing Date, to the extent consistent with this Section 6.8.

Section 6.9. Provisions in Organizational Documents.

(a) To the extent Legally permissible, the Company shall ensure that the rights to indemnification now existing in the charters and by-laws of the Company in favor of any individual who, at or prior to the Closing Date, was a director, officer, employee or agent of the Company or any of the Company Subsidiaries or who, at the request of the Company or any of the Company Subsidiaries, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) as provided in the respective governing documents and indemnification agreements to which the Company or any of the Company Subsidiaries is a party, shall survive the Closing and shall continue in full force and effect for a period of three (3) years from the Closing Date to the same extent and on similar terms as those for similarly situated employees of Purchaser.  The Company shall reasonably cooperate with Sellers’ Representative (on behalf of Sellers), upon its request, for Sellers’ Representative to purchase a tail policy to replace the current policy of directors’ and officers’ liability insurance maintained by the Company, which policy of the Company shall be terminated prior to or at the Closing, and provide such assistance as Sellers’ Representative may reasonably request, all at Sellers’ Representative’s cost, and without Purchaser having to disclose any proprietary or privileged information, in connection with the filing of any claim under such tail policy.

(b) In the event the Company or any of the Company Subsidiaries, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, the Company and the Company Subsidiaries shall use commercially reasonable efforts to cause its successors and assigns to honor the obligations set forth in this Section 6.9.

(c) The obligations of Purchaser under this Section 6.9 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 6.9 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 6.9 applies shall be third-party beneficiaries of this Section 6.9, each of whom may enforce the provisions of this Section 6.9).

Section 6.10. Public Announcements

No party shall make any public disclosure or communication or any other disclosure unless in conformity with the Confidentiality Agreement, prior to the Closing.  After the Closing, Sellers’ Representative and Purchaser each shall (a) consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, (b) provide to such other party for review a copy of any such press release or public statement and (c) not issue any such press release or make any such public statement prior to such consultation and review and the receipt of the prior consent of such other party to this Agreement, unless required by applicable Law.

Section 6.11. Notification of Certain Matters

(a)  Purchaser on the one hand, and Sellers, Sellers’ Representative and the Company, on the other hand, shall promptly notify each other of (i) any material Claims in connection with the transactions contemplated by this Agreement commenced or, to the Knowledge of Purchaser or the Knowledge of the Company, threatened, against Sellers, the Company, any of the Company Subsidiaries, any of the Mexico Subsidiaries or Purchaser, as the case may be, or (ii) the occurrence or non-occurrence of any fact or event which would be reasonably likely to cause any condition set forth in Article VII not to be satisfied; provided, that no such notification, nor the obligation to make such notification, shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party to this Agreement.

(b) If prior to the Closing, Purchaser shall have knowledge of any breach of a representation, warranty, covenant, agreement or condition of Sellers, Purchaser shall promptly notify Sellers’ Representative of such knowledge in reasonable detail.

(c) If prior to the Closing, Sellers or Company shall have knowledge of any breach of a representation, warranty, covenant, agreement or condition of Purchaser, Sellers or Company shall promptly notify Purchaser of such knowledge in reasonable detail.

Section 6.12. Preservation of Records

(a)  For the earlier of a period of five (5) years after the Closing Date or such other earlier period required by applicable Law, the Company and the Company Subsidiaries shall use commercially reasonable efforts to preserve and retain all corporate, accounting, legal, auditing, human resources and other books and records of the Company and each of the Company Subsidiaries (including any documents relating to any governmental or non-governmental Claims) and (ii) all Returns, schedules, work papers and other material records or other documents relating to Taxes of the Company relating to the conduct of the Business and operations of the Company and each of the Company Subsidiaries prior to the Closing Date.  Notwithstanding any other provisions hereof, the Company and the Company Subsidiaries shall use commercially reasonable efforts to make reasonably similar obligations of the Company and the Company Subsidiaries contained in this Section 6.12 be binding upon the successors and assigns of the Company and the Company Subsidiaries.  In the event Purchaser or any of its successors or assigns (i) consolidates with or mergers into any other Person or (ii) transfers all or substantially all of its Assets to any Person, then, and in each case, the Purchaser will use commercially reasonable efforts to ensure that the successors and assigns of Purchaser honor the obligations set forth in this Section 6.12.

(b) In the event and for so long as Purchaser, the Company, the Company Subsidiaries or Sellers’ Representative (on behalf of Sellers) are actively contesting or defending against any Claim in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company or any of the Company Subsidiaries, each of the other parties shall make commercially reasonable efforts to: cooperate with it and its counsel in the defense or contest, make available their personnel and provide such testimony and provide access to their books and records as shall be necessary or reasonably requested in connection with the defense or contest, all at the sole cost and expense of the contesting or defending party of the Seller’s Representative.

Section 6.13. Resignation of Officers and Directors

At the written request of Purchaser (which request shall be delivered at least three (3) Business Days prior to the Closing), the Company shall cause any so requested officer and member of the boards of directors of the Company and the Company Subsidiaries to tender his resignation from such position effective immediately prior to the Closing Date.  No such requested resignation of an officer of the Company or the Company Subsidiaries, other than the Ospraie Directors, shall be deemed a voluntary resignation for purposes of any employment agreements and will not terminate, reduce or modify any severance or other rights thereunder.

Section 6.14. Conflicts; Privileges

It is acknowledged by each of the parties hereto that Sellers have retained White & Case LLP (“W&C”) to act as their counsel in connection with the transactions contemplated hereby and that W&C has not acted as counsel for any other Person in connection with the transactions contemplated hereby and that no other party to this Agreement or other Person has the status of a client of W&C in connection with the transactions contemplated hereby for conflict of interest or any other purposes as a result thereof.

Section 6.15. Compliance with WARN Act and Similar Statutes

After the Closing, the Company and/or the Company Subsidiaries shall not, unless commercially unreasonable, at any time within ninety (90) days after the Closing Date, effectuate or cause to be effectuated (a) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (b) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company; and/or, in the case of clauses (a) and (b), any similar action under any comparable Law requiring notice to employees in the event of a plant closing, mass layoff or other action triggering statutory notice requirements.

Section 6.16. Taxes

(a) Transfer Taxes.  All stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or any other transaction contemplated hereby (collectively, the “Transfer Taxes”) shall be paid by Purchaser and Purchaser shall procure any stock or other transfer stamps required by, and properly file on a timely basis all necessary tax returns and other documentation with respect to, any of the Transfer Taxes.

(b) Responsibility for Filing Tax Returns.  E&Y (or such other accountant as chosen by Sellers’ Representative) shall prepare on behalf of the Sellers, at the Sellers’ Representative’s expense, and, the Sellers’ Representative shall file, or cause to be filed, at the Sellers’ Representative’s expense, all income Tax returns for the Company and Company Subsidiaries (except Core Metals Group Canada Holdings, Inc. and its subsidiaries) (including any related information returns, including those required by Code §6050K) for any Tax period ending on or before the Closing Date.  The Purchaser shall cause the Company and the Company Subsidiaries to cooperate with, and assist, E&Y by providing any assistance and information as is required by E&Y to prepare such Returns, in a manner consistent with the preparation of Returns for the Company in prior years.  Such assistance shall include Purchaser’s obligation to cause the Company and the Company Subsidiaries to prepare and provide to Sellers’ Representative a package of Tax information materials, including schedules and work papers (the “Tax Package”) required by Sellers’ Representative to enable it timely to file all Returns required to be filed by it pursuant to this Section.  The Tax Package shall be prepared in good faith in a manner consistent with past practices of the Company and the Company Subsidiaries.

(c) Cooperation on Tax Matters.  After the Closing Date, Purchaser, the Company and the Company Subsidiaries, on the one hand, and Sellers’ Representative, on the other hand, shall furnish or cause to be furnished to each other, upon reasonable request and at the expense of the party making the request (excluding obligations in Section 6.16(b)), as promptly as practicable, such information and assistance (including access to books, records, work papers and Returns for any taxable period beginning before the Closing Date) relating to the Company and the Company Subsidiaries as is reasonably necessary for the preparation of any Return, claim for refund or audit, and the prosecution or defense of any claim, suit or proceeding relating to any proposed Tax adjustment (including the Sellers’ cooperation to use reasonable efforts to obtain and provide Purchaser with IRS Forms 6166, in a manner consistent with prior years, to mitigate Mexican withholding taxes on payments made by the Mexico Subsidiaries to the Company or the Company Subsidiaries in 2009 and 2010, solely to the extent that Purchaser has determined, after reasonable inquiry, that the IRS Forms 6166 previously obtained by Sellers for the 2008 tax year are not operative for 2009 and 2010). Upon reasonable notice, Purchaser shall make its, or shall cause the Company or the Company Subsidiaries, as applicable, to make their, employees and facilities available on a mutually convenient basis to provide reasonable explanation of any documents or information provided hereunder, at the expense of the party making the request.

Section 6.17. Conduct

No party shall, from the date of this Agreement to the Closing Date, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Purchaser to consummate the transactions contemplated by this Agreement.

Section 6.18. Environmental Obligations

From and after the Closing, the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to comply fully with the obligations of and the prohibitions on the Company and the Company Subsidiaries under Sections 7.1(d)(vi) through (ix) and 7.3(b), (c), (d) and (g) of the 2008 Purchase Agreement.

Section 6.19. Mexico Distributions

Notwithstanding anything to the contrary in this Agreement, any dividends declared but unpaid prior to the Closing Date or other distributions owing to the Company from any of the Mexico Subsidiaries prior to the Closing Date (“Pre-Closing Period Mexico Distributions”) shall be excluded from the purchase and sale of the Units, and shall not be taken into account when calculating the Initial Purchase Price or any adjustment thereto.  In the event the Pre-Closing Period Mexico Distributions are not received by the Company prior to the Closing, Purchaser shall cause the Company to, within two (2) Business Days after the Company’s receipt of the Pre-Closing Period Mexico Distributions, if any, pay an amount equal to such Pre-Closing Period Mexico Distributions net of any Taxes imposed or reasonably anticipated to be imposed on the Company or its Affiliates with respect to the receipt of the Pre-Closing Period Mexico Distributions to Sellers’ Representative by wire transfer of immediately available funds to an account designated in writing by Sellers’ Representative.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1. Conditions to the Obligations of Each Party

The respective obligations of Sellers and Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Sellers or Purchaser, as appropriate, at or before the Closing Date, the following conditions: No court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

Section 7.2. Conditions to the Obligations of Purchaser

The obligations of Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of the following further conditions:

(a) Performance.  All of the agreements and covenants of Sellers and the Company to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b) Deliveries.  All documents and deliveries required by this Agreement to be delivered by or on behalf of Seller on or before the Closing Date shall have been delivered, including without limitation the Transaction Documents.

(c) Representations and Warranties. The representations and warranties of Sellers and the Company contained in Article III and Article IV (other than, for the avoidance of doubt, the Competitively Sensitive Representations), respectively, shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date (other than those representations and warranties made at and as of a specified date, which shall be true and correct in all material respects at and as of such specified date), except for representations and warranties that contain a materiality, Material Adverse Effect or similar qualifier, which representations and warranties shall be true and correct in all respects, in each case without regard to any Supplement pursuant to Section 6.4.

(d) Competitively Sensitive Representations.  The Competitively Sensitive Representations shall be true and correct in all respects at and as of the Closing Date as if made at and as of the Closing Date without regard to any supplement pursuant to Section 6.4, except for such failures to be true and correct that do not have, individually or in the aggregate, a Material Adverse Effect, and shall have supplemented them in accordance with Section 6.4 to ensure that they remain true and correct.

(e) No Material Adverse Effect.  Since the date hereof, there shall not have occurred a Material Adverse Effect.

(f) The Sellers shall have delivered or caused to be delivered to Purchaser the following:

(i) a certificate, under penalties of perjury, dated the Closing Date and otherwise satisfying the requirements of Treasury Regulation 1.1145-11T(d)(2)(i) stating that less than 50% of the value of the gross assets of the Company consist of U.S. real property interests or less than 90% of the value of the gross assets of the Company consist of U.S. real property interests plus any cash or cash equivalents (as defined in Treasury Regulation § 1.1445-11T(d)(1));

(ii) a certificate, under penalties of perjury, stating that Core Metals Group Canada Holdings, Inc. is not and has not been a United States real property holding corporation, dated the Closing Date and in form and substance required under Treasury Regulation 1.897-2(h) so that Purchaser is exempt from withholding any portion of the Final Purchase Price allocable to such corporation; and

(iii) for each Seller other than Rui Rodrigues, a non-foreign certificate dated the Closing Date, under penalties of perjury, and in form and substance required under Treasury Regulations issued pursuant to Code §1445 stating that such Seller is not a “foreign person” as defined in Code §1445.

Section 7.3. Conditions to the Obligations of Sellers

The obligations of Sellers to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Sellers on or prior to the Closing Date of the following further conditions:

(a) Performance.  All of the agreements and covenants of Purchaser to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b) Representations and Warranties.  The representations and warranties of Purchaser contained in Article V shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date.

(c) Payments. Purchaser shall have delivered to the holders of the Closing Indebtedness an amount sufficient to repay all such Closing Indebtedness, with the result that immediately following the Closing there will be no further monetary obligations of the Company or any of its Affiliates with respect to any Closing Indebtedness.

(d) Deliveries.  All documents and deliveries required by this Agreement to be delivered by or on behalf of Purchaser on or before the Closing Date shall have been delivered, including without limitation the Transaction Documents.

Section 7.4. Frustration of Closing Conditions

Neither Purchaser, on the one hand, nor Sellers or the Company, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s failure to use its reasonable best efforts to cause the Closing to occur, as required by Section 6.5.

ARTICLE VIII

TERMINATION AND ABANDONMENT

Section 8.1. Termination

This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

(a) by mutual written consent of Sellers’ Representative and Purchaser;

(b) by either Sellers’ Representative or Purchaser, if:

(i) any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that the party seeking to terminate pursuant to this Section 8.1(b)(i) shall have complied with its obligations, if any, under Section 6.5 and/or Section 6.7; or

(ii) the Closing Date shall not have occurred on or prior to thirty (30) calendar days from the date hereof (the “End Date”); provided, that neither party may terminate this Agreement pursuant to this Section 8.1(b)(ii) if such party is in material breach of this Agreement;

(c) by Sellers’ Representative, if: (i) any of the representations and warranties of Purchaser contained in Article V shall fail to be true and correct, or (ii) there shall be a breach by Purchaser of any covenant or agreement of Purchaser in this Agreement that, in either case, (A) would result in the failure of a condition set forth in Section 7.3(a)or Section 7.3(b) and (B) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) the thirtieth (30th) day after written notice thereof is given by Sellers’ Representative to Purchaser and (y) the day that is five (5) Business Days prior to the End Date; provided, that Sellers’ Representative may not terminate this Agreement pursuant to this Section 8.1(c) if Sellers are in breach of this Agreement;

(d) by Purchaser, if: (i) any of the representations and warranties of Sellers or the Company contained in Article III and Article IV, respectively, shall fail to be true and correct, or (ii) there shall be a breach by Sellers or the Company of any covenant or agreement of Sellers or the Company in this Agreement that, in either case, (A) would result in the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) the thirtieth (30th) day after written notice thereof is given by Purchaser to Sellers’ Representative and (y) the day that is five (5) Business Days prior to the End Date; provided, that Purchaser may not terminate this Agreement pursuant to this Section 8.1(d) if Purchaser is in breach of this Agreement; or

(e) by Sellers’ Representative, if Purchaser does not notify Sellers’ Representative within four (4) Business Days after the date hereof of the failure or satisfaction by Sellers of the condition set forth in Section 7.2(d).

Section 8.2. Effect of Termination

In the event of the termination of this Agreement pursuant to Section 8.1 by Purchaser, on the one hand, or Sellers’ Representative, on the other hand, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, and there shall be no liability hereunder on the part of Sellers, Purchaser or the Company, except that Section 6.2 (Confidentiality), Article IX (Miscellaneous), Section 9.8 (Dispute Resolution), and this Section 8.2 shall survive any termination of this Agreement.  Nothing in this Section 8.2 shall (i) relieve or release any party to this Agreement of any liability or damages which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s equityholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party arising out of such party’s material breach of any provision of this Agreement or (ii) impair the right of any party hereto to request specific performance by the other party or parties, as the case may be, of such party’s obligations under this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Fees and Expenses

Except as set forth herein, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.2. Extension; Waiver

Subject to the express limitations herein, at any time prior to the Closing, Sellers’ Representative, on behalf of Sellers and the Company, or Purchaser, may in their respective sole discretion (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein by the other parties or in any document, certificate or writing delivered pursuant hereto by such other parties or (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party (it being understood that Sellers’ Representative may sign any such instrument on behalf of Sellers and the Company).  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

Section 9.3. Notices

All notices, consents, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person or mailed, certified or registered mail with postage prepaid, or sent by facsimile (upon confirmation of receipt), as follows:

(a) If to Sellers’ Representative or Sellers or to any Seller to Sellers or such Seller in care of:

Ospraie Special Opportunities Master Alternative Holdings LLC
             c/o Ospraie Advisors, L.P.
             320 Park Avenue, 27th Floor
             New York, New York 10022
             Attention:                   David Blue
                      Elliot Rothstein
             Fax:                 (212) 822-9772
                   (212) 602-5077

with a copy (which shall not constitute notice) to:

White & Case LLP
             1155 Avenue of the Americas
             New York, New York 10036
            Attention:                  Matthew J. Kautz
             Fax:                     (212) 354-8113; or

(b) if to Purchaser, to:

Globe Metals Enterprises, Inc.
250 W 34th St
Suite 2514
NY, NY 10019
Attention: Stephen Lebowitz
Fax: (212) 798-8185

or to such other Person or address as any party shall specify by notice in writing in accordance with this Section 9.3 to each of the other parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery unless if mailed, in which case on the third (3rd) Business Day after the mailing thereof, except for a notice of a change of address, which shall be effective only upon receipt thereof.

Section 9.4. Entire Agreement

This Agreement together with the Transaction Documents and the Sellers Disclosure Letter contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement.

Section 9.5. Release

(a) Effective as of the Closing Date, Purchaser (the “Purchaser Releasor”), on behalf of itself and its respective officers, directors, stockholders, Subsidiaries and Affiliates and Representatives and each of their respective successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, Sellers and their past, present and future officers, managers, directors, stockholders, partners, members, Affiliates, employees, counsel, agents and Representatives (including Sellers’ Representative) (each, a “Purchaser Releasee”) of, from and against any and all Claims and Losses of every kind, nature and description whatsoever, which such Purchaser Releasor or its successors or assigns ever had, since the beginning of time, now has or may have on or by reason of any matter, cause or thing whatsoever to the Closing Date. Each Purchaser Releasor shall not, and shall cause its respective officers, directors, stockholders, Subsidiaries and Affiliates and each of their respective successors and assigns, not to, assert any Claim against the Purchaser Releasees. Notwithstanding the foregoing, Purchaser does not release its rights and interests under this Agreement, the Transaction Documents and the Confidentiality Agreement.

(b) Effective as of the Closing Date, Sellers (the “Seller Releasor”), on behalf of themselves and their respective officers, directors, stockholders, Subsidiaries and Affiliates and Representatives and each of their respective successors and assigns, hereby release, acquit and forever discharge, to the fullest extent permitted by Law, the Purchaser, the Company, the Company Subsidiaries and their past, present and future officers, managers, directors, stockholders, partners, members, Affiliates, employees, counsel, agents and Representatives (each, a “Seller Releasee”) of, from and against any and all Claims and Losses of every kind, nature and description whatsoever, which such Seller Releasor or its successors or assigns ever had, since the beginning of time, now has or may have on or by reason of any matter, cause or thing whatsoever, which such Seller Releasor or its successors or assigns ever had, since the beginning of time, now has or may have on or by reason of any matter, cause or thing whatsoever to the Closing Date; provided, however, that this release does not extend to any Claim (other than any Claim of the Ospraie Sellers to which the foregoing release does extend) against the Company and/or Company Subsidiary (a) for accrued benefits under employee benefit plans to which such Seller may be entitled or for any unpaid salary, expense reimbursement, or any similar ordinary course employee-related benefits for the period ending on or prior to the Closing Date (other than rights with respect to the EOIP, the Success Top-up Bonuses and Employee Incentive Bonuses contemplated to be made on or before Closing) or (b) arising under or pursuant to any employment–related agreement entered into between the Company or any of the Company Subsidiaries and such Seller.  Each Seller Releasor shall not, and shall cause its respective officers, directors, stockholders, Subsidiaries and Affiliates and each of their respective successors and assigns, not to, assert any Claim against the Seller Releasees.  Notwithstanding the foregoing, Seller does not release their rights and interests under this Agreement, the Transaction Documents and the Confidentiality Agreement; provided however that any Claim or Action brought against Purchaser shall be brought only against Purchaser (or Globe Specialty Metals, Inc. in the case of a claim under the guaranty) and not against any natural person (other than for fraud).

Section 9.6. Binding Effect; Benefit; Assignment

(a)  This Agreement shall inure to the benefit of and be binding upon the parties hereto and, with respect to the provisions of Section 6.9 (Provisions in Organizational Documents), Section 6.16 (Transfer Taxes),  Section 9.5 (Release), Section 9.14 (Specific Enforcement) shall inure to the benefit of the Persons benefiting from the provisions thereof all of whom are intended to be third-party beneficiaries thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.  Any attempted assignment in violation of this Section 9.6 will be void.

(b) At Closing, the Company and each Company Subsidiary shall execute a joinder to this Agreement (the “Joinder”) in the form of Annex B hereto, pursuant to which they will be obligated, severally, and not on a joint and several basis, to assume and perform each of the post-Closing obligations of Purchaser (other than Purchaser’s obligations to pay the Purchase Price Adjustment, if any), the Company and/or each Company Subsidiary as set forth in this Agreement.

Section 9.7. Sellers’ Representative

(a)  Pursuant to the Sellers’ Representative Agreement, Sellers have constituted, appointed and empowered effective from and after the date of such agreement, Ospraie Special Opportunities Master Alternative Holdings LLC as Sellers’ Representative, for the benefit of Sellers and the EOIP Holders and the exclusive agent and attorney-in-fact to act on behalf of each Seller and EOIP Holder in connection with and to facilitate the consummation of the transactions contemplated hereby.

(b) Purchaser shall have the right to rely upon all actions taken or omitted to be taken by Sellers’ Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon Sellers.

(c) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller and (ii) shall survive the Closing.

(d) Each of the Company, Sellers and Purchaser acknowledges and agrees that Sellers’ Representative is to perform certain administrative functions in connection with the consummation of the transactions contemplated hereby.  Accordingly, each of the Company, Sellers and Purchaser acknowledges and agrees that, Sellers’ Representative shall have no liability to, and shall not be liable for any Losses of, any of the Company, Sellers and Purchaser in connection with any obligations of Sellers’ Representative, in its capacity as Seller’s Representative, under this Agreement, the Transaction Documents or otherwise in respect of this Agreement, the Transaction Documents or the transactions contemplated hereby, except to the extent such Losses shall be proven to be the direct result of willful misconduct by Sellers’ Representative in connection with the performance of its obligations as Sellers’ Representative hereunder.

Section 9.8. Dispute Resolution

        (a)  General.  Any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or the Transaction Documents or the interpretation hereof or thereof or any arrangements relating hereto or thereto or contemplated herein or therein or the validity, breach or termination hereof or thereof (with the exception of disputes subject to Section 2.3, each, individually, a “Dispute”) shall be resolved and settled pursuant to the terms of this Section 9.8.  In the event of a Dispute between the parties, Sellers’ Representative or Purchaser (the “Disputing Parties”), any such party (the “Claimant”) may initiate the Dispute resolution procedures of this Section 9.8 by providing written notice (the “Notice of Claim”) to such other party (the “Respondent”) identifying the nature and scope of the Dispute and stating the desire to resolve the Dispute.  Insofar as is practicable, any documentation that supports the Claimant’s Notice of Claim shall be included with said Notice of Claim.  Within fifteen (15) Business Days after receiving the Notice of Claim, Respondent shall respond in writing by stating its position (including any related Claims it may have) and setting forth a proposed resolution of the Dispute.  Insofar as is practicable, any documentation that supports the Respondent’s position shall be included with such response.  If Claimant and Respondent are not able to resolve the Dispute within ten (10) Business Days after receipt of the Respondent’s position by the Claimant, then the parties shall proceed in accordance with the provisions of Section 9.8(b) and (c) hereof.

(b) Informal Resolution.  If a Dispute is not resolved within ten (10) Business Days after the receipt of the Respondent’s position by the Claimant, as specified in Section 9.8(a) hereof, then each Disputing Party shall promptly nominate a senior officer of its management to meet to resolve the Dispute.

(c) Arbitration.  If the senior officers nominated by the Disputing Parties in accordance with Section 9.8(b) above are not able to resolve the Dispute within twenty-five (25) Business Days after receipt of the Respondent’s position by the Claimant, the Dispute shall be resolved by arbitration, and may be so referred to arbitration by either Disputing Party.  The Disputing Party initiating arbitration shall notify the other Disputing Party, and all other parties to the present Agreement, in writing that arbitration of the Dispute is demanded.  The language of the arbitration shall be English and the place of arbitration shall be New York, New York, unless the parties agree on a different location.  The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “AAA”, and the AAA’s rules, the “AAA Rules”)) by one (1) arbitrator, who shall be jointly appointed by agreement of the Disputing Parties.  If the Disputing Parties are unable to agree on an individual arbitrator within ten (10) Business Days after initiation of any arbitration proceeding, the sole arbitrator shall be selected in accordance with the following procedure: (i) each Disputing Party shall appoint one (1) appointing authority (each, an “Appointing Authority”), who shall meet the same requirements to serve as a sole arbitrator of the Dispute under the AAA Rules, obtain its appointee’s acceptance of such appointment, and deliver written notification of such appointment and acceptance to the other Disputing Party within fifteen (15) Business Days after expiration of the ten (10) Business Day period set forth at the start of this sentence; (ii) the two Appointing Authorities shall then jointly appoint an arbitrator, obtain the appointee’s acceptance of such appointment and notify the Disputing Parties in writing of such appointment and acceptance within fifteen (15) Business Days after their appointment and acceptance and (iii) the arbitrator appointed by the two Appointing Authorities shall serve as the sole arbitrator.  If either party fails to appoint its Appointing Authority within the time limits specified herein, or if the Appointing Authorities fail to appoint the sole arbitrator within the time limits specified herein, the AAA shall, within fifteen (15) Business Days after the deadline for appointment of the sole arbitrator by the Appointing Authorities has expired, appoint the sole arbitrator in accordance with the AAA Rules.  In the event that there should be more than two Disputing Parties, all Claimants shall jointly appoint one Appointing Authority, and all respondents shall jointly appoint one Appointing Authority; provided that, if either the Claimants or the Respondents should be unable to appoint their respective Appointing Authority within the time limit specified in the preceding sentence, the AAA shall appoint the sole arbitrator, as set forth in the preceding sentence.  Any award(s) rendered by the arbitrator shall be final and binding on the parties.  Each party hereby waives to the fullest extent permitted by Law any right it may otherwise have under the Laws of any jurisdiction to any form of appeal or collateral attack on any award(s) issued hereunder.  The arbitration agreement in this Section 9.8, and any arbitration arising out of this provision, shall be governed by the Federal Arbitration Act, to the exclusion of state Law inconsistent therewith and the United States District Court for the Southern District of New York shall have jurisdiction over any action brought to enforce the arbitration agreement contained in this Section 9.8, and each of the parties hereto submits to such jurisdiction for such purpose.  Notwithstanding the foregoing, application may be made to any court of competent jurisdiction with respect to the enforcement of any award(s) issued hereunder and judgment upon any such award(s) may be entered in any court having jurisdiction thereof

(d) Costs.  The arbitrator shall award to the prevailing party, if any, as determined by the arbitrator, all of the Dispute resolution costs and expenses, including attorneys’ fees, arbitrators’ fees, experts’ fees and AAA fees.

Section 9.9. Survival

None of the representations or warranties set forth in this Agreement or in any certificate or document delivered at, or prior to, the Closing in connection with this Agreement shall survive the Closing Date and the consummation of the transactions contemplated hereby, and thereafter none of Sellers, the Company or Purchaser shall be under any liability whatsoever with respect to any such representation or warranty.  Purchaser shall have no post-Closing remedy for breaches of any representation, warranty, agreement or covenant set forth in this Agreement or in any certificate delivered at the Closing; provided, that notwithstanding the foregoing, the agreements and covenants set forth in Article I, Article II, and this Article IX and Section 6.7 (Antitrust Laws), Section 6.8 (Certain Employee Matters), Section 6.9 (Provisions in Organizational Documents), Section 6.10 (Public Announcements), Section 6.12 (Preservation of Records), Section 6.16 (Transfer Taxes) and Section 6.18 (Environmental Obligations) shall survive in accordance with their terms.

Section 9.10. Amendment and Modification

This Agreement may not be amended except by a written instrument executed by Sellers’ Representative and Purchaser.

Section 9.11. Counterparts

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.  Signed counterparts of this Agreement may be delivered by facsimile and by scanned pdf image; provided, that each party hereto uses commercially reasonable efforts to deliver to each other party hereto (or, in the case of Sellers, Sellers’ Representative) original signed counterparts as soon as possible thereafter.

Section 9.12. Applicable Law

THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF; NOTWITHSTANDING THE FOREGOING, QUESTIONS HEREUNDER CONCERNING ARBITRABILITY SHALL BE GOVERNED EXCLUSIVELY BY THE FEDERAL ARBITRATION ACT, 9 U.S.C. §§ 1-16.

Section 9.13. Severability

If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable term, provision, covenant or restriction or any portion thereof had never been contained herein.

Section 9.14. Specific Enforcement

The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages may be inadequate in such event.  Accordingly, it is acknowledged that the parties and the third party beneficiaries of this Agreement shall be entitled to seek equitable relief,  including an injunction or injunctions or Orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including any Order sought by Sellers to cause Purchaser to perform its agreements and covenants contained in this Agreement), in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. In addition, subject to the provisions of Section 2.3 and Section 9.8, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in connection with the foregoing, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts.

Section 9.15. Waiver of Jury Trial

Each of the parties to this Agreement hereby irrevocably waives, and shall cause its Subsidiaries to waive, all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 9.16. Rules of Construction

The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.17. Headings

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.18. Time of the Essence

Time is of the essence in this Agreement. If the date specified for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next date which is a Business Day.

* * * * *

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first above written.

                                                                                                                                                                                                                                                                   Sellers

OSPRAIE SPECIAL OPPORTUNITIES MASTER ALTERNATIVE HOLDINGS LLC (in its capacity as a Seller and Sellers’ Representative)

by Ospraie Advisors, L.P., as Investment Manager

By:	/s/ David Blue
                                                                                                                                                                                                                                            Name: David Blue
                                                                                                                                                                                                                                                                                                                    Title:   Authorized Signatory

THE OSPRAIE FUND L.P.

By:	/s/ Michael Wasserman
                                                                                                                                                                                                                                            Name: Michael Wasserman
                                                                                                                                                                                                                                                                                                                    Title:   Authorized Signatory

OSPRAIE HOLDINGS, INC.

By:	/s/ Richard Puma
                                                                                                                                                                                                                                            Name: Richard Puma
                                                                                                                                                                                                                                                                                                                    Title:   Authorized Signatory

LAWRENCE BYRNES /s/ Lawrence Byrnes

ALFRED KOESTNER /s/ Alfred Koestner

DELIA ELAZZAZY /s/ Delia Elazzazy

RUI RODRIGUES /s/ Rui Rodrigues

JERRY RICH /s/ Jerry Rich

PIETRO CINQUEGRANA /s/ Pietro Cinquegrana

                                                                                                                                                                                                                                                                    The Company

CORE METALS GROUP HOLDINGS LLC

By:	/s/ Elliot J. Rothstein
                                                                                                                                                                                                                                            Name: Elliot J. Rothstein
                                                                                                                                                                                                                                                                                                                                                                            Title:   Manager

                                                                                                                                                                                                                                                                                                                                                                            Purchaser

GLOBE METALS ENTERPRISES, INC.

By:	/s/ Jeff Bradley
                                                                                                                                                                                                                                            Name: Jeff Bradley
                                                                                                                                                                                                                                                                                                                                                                            Title:   President

ANNEX A

ADDITIONAL DEFINED TERMS

Defined Term	Section
AAA	Section 9.8(c)
AAA Rules	Section 9.8(c)
Agreement	Preamble
Annexes	Section 1.4
Appointing Authority	Section 9.8(c)
Arbitrator	Section 2.3(c)(i)
Audited Financial Statements	Section 4.5(a)
Balance Sheet Date	Section 4.5(a)
Canadian Employee Benefit Plan(s)	Section 4.10(b)
Claimant	Section 9.8(a)
Closing	Section 2.4(a)
Closing Balance Sheet	Section 2.3(a)
Closing Date	Section 2.4(a)
Closing Statement	Section 2.3(a)
Closing Working Capital	Section 2.3(a)
CMG	Section 4.5(a)
Company	Preamble
Company Employees	Section 6.8(a)
Company Subsidiary	Section 4.1(b)
Competitively Sensitive Information	Section 6.2(b)
Competitively Sensitive Representations	Section 4.21
Confidentiality Agreement	Section 6.2
Dispute	Section 9.8(a)
Disputed Amounts	Section 2.3(c)
Disputing Parties	Section 9.8(a)
End Date	Section 8.1(b)(ii)
EOIP Holders	Section 2.2(b)
EOIP Payment	Section 2.2(b)
ERISA	Section 4.10(a)
Estimated Closing Cash	Section 2.2(a)
Estimated Closing Indebtedness	Section 2.2(a)
Estimated Closing Statement	Section 2.2(a)
Estimated Working Capital Adjustment	Section 2.2(a)
Estimated Working Capital	Section 2.2(a)
Excess Purchase Price Adjustment	Section 2.3(f)
FDM	Section 4.3(c)
FDM Financial Statements	Section 4.5(a)
Final Purchase Price	Section 2.3(d)
Final Unit Payment	Section 2.3(e)
Financial Statements	Section 4.5
Indemnified Persons	Section 6.9f
Insurance Policies	Section 4.18
Interim Financial Statements	Section 4.5(a)
Joinder	Section 9.6(b)
Knowledge of Purchaser	Section 1.5(b)
Knowledge of the Company	Section 1.5(a)
Leased Parcel	Section 4.17(a)
Material Contract(s)	Section 4.15
Mexico Subsidiaries	Section 4.3(c)
Mexico Interests	Section 4.3(c)
Notice of Claim	Section 9.8(a)
Notice of Objection	Section 2.3(b)
Owned Parcel	Section 4.17(a)
Parcel	Section 4.17(a)
Permits	Section 4.8
Power Contract	Section 4.15
Permitted Purpose	Section 6.2(b)
Pre-Closing Period Mexico Distributions	Section 6.19
Purchase Price Adjustment	Section 2.3(d)
Purchase Price Escrow Account	Section 2.2(e)
Purchase Price Escrow Amount	Section 2.2(e)
Purchaser	Preamble
Purchaser Releasee	Section 9.5(a)
Purchaser Releasor	Section 9.5(a)
Purchaser’s Proposed Calculations	Section 2.3(a)
RC	Section 4.3(c)
Real Property Leases	Section 4.17(a)
Remaining Escrow Amount	Section 2.3(f)
Respondent	Section 9.8(a)
Return	Section 4.12(a)
Seller(s)	Preamble
Seller Releasee	Section 9.5(b)
Seller Releasor	Section 9.5(b)
Sellers Disclosure Letter	Article III
Supplement	Section 6.4
Tax Authority	Section 4.12(c)
Transfer Taxes	Section 6.16
TVA	Section 1.1
Units	First Recital
US Employee Benefit Plan(s)	Section 4.10(a)
W&C	Section 6.14
WARN Act	Section 6.15
Working Capital Adjustment	Section 2.3(a)